CORPORATE
EXECUTIVE
BOARD ®

WHAT THE BEST COMPANIES DO

12026073

2011 Annual Report



Our Mission

We create revolutionary economic advantage for leaders of the world's great enterprises by enabling them to act with unparalleled intelligence and confidence. We lift their performance at key decision points and career moments by delivering insight drawn from the most powerful global executive and professional network.

25+
Years of Experience

50+
Countries Represented

5,700+
Participating Organizations

240,000+
Business Professionals

A Letter from the Chairman

Dear Corporate Executive Board Shareholder:

In many ways, 2011 was a microcosm of the risks and opportunities that characterize the "new normal." The renewed confidence that seemed to be emerging at the beginning of the year was soon disrupted by the tragedy of natural disaster in Japan, geopolitical turmoil in the Middle East, increased discord in the US government, and deepening concern over the credit position of several European states. Yet, as quickly as these events unfolded, signs of stability appeared once again when the year drew to a close.



Thomas L. Monahan III

Chairman and Chief Executive Officer

As challenging as these market conditions are for companies, they bring to high relief the critical and pervasive need for executives to improve decision-making agility and operating flexibility. At The Corporate Executive Board, we dedicate ourselves to the support of these objectives. Our aim is to drive corporate performance by providing tools and resources to help companies accomplish three mission-critical tasks: acquiring and cultivating talent, identifying and deploying effective risk management strategies, and driving growth through innovations in core operating processes.

This clarity of purpose continues to serve us well in such a dynamic environment. We accomplished several important objectives in 2011 that I am pleased to highlight in this letter. We achieved healthy top-line growth while delivering our profitability commitments and maintaining a strong financial profile. We continued to execute our multifaceted growth strategy by focusing on a core set of operating priorities. And, our global commitment to service—not only for our members, but for our communities—remained a highly visible priority for our employees.

Looking ahead to 2012, we are well positioned to continue this pursuit of healthy, sustainable growth. Our year-end financial indicators certainly point to continued progress. More importantly, by combining uniquely valuable data, tools, and insights with high-impact personal engagement, we are helping more members drive higher levels of performance than ever before.

2011 Results

Our 2011 results reflect continued progress against our three-pronged growth strategy:

First, we expand relationships with existing customers. This is our largest and most scalable growth opportunity over time, as we work to connect more of our resources to the 5,700-plus companies in our network. Our continued 100% wallet retention rate reflects our success in maintaining these relationships.

Second, we add new customers. Our teams turned in a very strong performance on this front in 2011, as we added nearly 500 new customers—a 9% increase for the year. While we are pleased with that progress, our sights remain set on engaging the more than 15,000 companies across the globe that have yet to initiate a relationship with us.

Third, we develop new products and services. Launching renewable and scalable offerings that target uncovered needs in our key buying centers requires near-term investment, but it provides platforms for future growth and helps strengthen relationships with member companies. We put several compelling new products in the market last year, and we were particularly pleased with the robust growth of our Leadership Academies platform, which complements our analytic and best practice assets.

Efforts in these three areas led to improved sales bookings and allowed us to produce solid top-line growth in 2011: Contract Value increased by 11.7% to $499.4 million and revenues from continuing operations grew by 12.1% to $484.7 million. We kept our focus on profitable growth—as evidenced by an Adjusted EBITDA Margin of 23.2%—even as we increased sales capacity, enhanced our international platform, and invested in product development activities. As a result, we also grew our bottom line as diluted earnings per share from continuing operations increased 10.6% to $1.67 for the year.

Our business model continued to generate solid cash flows from operations, which increased 17.9% to $100.3 million in 2011. We returned cash to shareholders through both regular dividends and share repurchases, and we also maintained a sound financial position as evidenced by our healthy cash balance.

Annual Revenue
In Millions of US Dollars



$529.6
$550.2
$436.6
$432.4
$484.7
2007
2008
2009
2010
2011

Adjusted EBITDA Margin[1]



24.4%
24.2%
26.8%
23.7%
23.2%
2007
2008
2009
2010
2011

Adjusted Net Income[1]
In Millions of US Dollars



$82.0
$71.7
$61.9
$52.1
$57.4
2007
2008
2009
2010
2011

Non-GAAP Earnings per Diluted Share[1]



$2.21
$2.09
$1.80
$1.51
$1.67
2007
2008
2009
2010
2011

[1] Adjusted presentations are not prepared in accordance with Generally Accepted Accounting Principles ("GAAP"). See page 21 for a reconciliation of GAAP to adjusted presentations.

Key 2011 Accomplishments

These strong financial results were made possible by our continued focus on four core operating priorities:

Priority 1: Creating "must have" data and insights

In 2011, our teams produced outstanding content across all of our practice areas, including insights into the demands on leaders in newly global companies, the technology and people implications of data abundance, and the influence that the professionalization of purchasing has had on business-to-business sales.

Priority 2: Building brand strength through member impact

Last year, we invested in new sales teams, a major upgrade in training and development for our commercial organization, and the CEB brand. The end result was the highest-ever usage levels by our members and a notable increase in the amount of tier one media coverage of the Company.

One related, exciting highlight of 2011 was the publication of the book, *The Challenger Sale*. Based on insights drawn from our rich data on the drivers of customer loyalty and salesperson effectiveness, the book helped extend our work and brand to the broader business community, and it was positioned at the center of a major multichannel communications effort that drove unprecedented engagement with our content across major social media platforms.

Priority 3: Globalizing the business

To maximize returns, we intensively target and cultivate those geographic regions that have the highest concentration of large corporations. While there are nearly 200 members of the United Nations, there are only 15 markets with more than 200 "large cap" companies and only 7 markets with more than 500 of these institutions.

We focused our investment in several key markets in 2011, most notably with the expansion of our presence in Germany as we opened a Frankfurt office and acquired Hamburg-based Baumgartner & Partner. Our Asia-Pacific operations also continued to scale, and we took steps to broaden our product portfolio in the region.





Priority 4: Delivering innovative products and services

We further expanded our Leadership Academies platform with new services for finance and information technology professionals. These offerings are consistent with our product development philosophy, as they target our most important buying centers and build off of our unique analytics and content. We also target opportunities to improve large dollar decisions, especially if we can provide strong technology links that enhance the effectiveness of member work flows.

CEB in the Community

Even as we seek new ways to deliver impact to our member companies, we remain committed to using our collective talent and resources to improve the communities in which we live and work. 2011 was an outstanding year for CEB in the Community as our staff put its Spirit of Generosity—one of our firm values—to work around the world in a variety of impactful ways. We continued to make financial contributions to deserving organizations through our corporate grant program, and our employees delivered over 20,000 service hours throughout the year. Here a just a few examples of the ways we gave back in 2011:

- Global Service Day—We closed our offices for a day so that employees around the world could come together to serve our communities. On that day, 1,700 volunteers on five different continents came together to provide 8,500 hours of service. We not only had great impact on our communities, but we created a single, galvanizing event for our staff globally.

- Pro Bono Service—Throughout the year, CEB teams worked on pro bono consulting engagements for a variety of partner organizations, including Ashoka, LUNGevity, RARE, SPARK, and Streetwise Partners.

- LUNGevity's Breathe Deep—We provided financial and volunteer support to the LUNGevity Foundation's signature fundraising events in Washington, DC; Chicago; and San Francisco.


global service day 2011

Priorities for the Year Ahead

As we look across 2012, we see countless opportunities to serve our member companies as they seek to gain competitive advantage in a volatile market.

We are privileged to work with more than 5,700 companies across the world, giving us a truly unique vantage point from which to identify executive needs. In the aggregate, we see that corporate expectations have modestly brightened but are still tinged by real caution. Companies are pushing hard for continued productivity gains to generate the capital and profit flexibility for growth investments. At the same time, companies are remaining highly sensitive to their ability to manage significant risk events. We believe that our resources are particularly valuable in this environment, where optimizing returns from talent, managing risk, and driving innovation are top corporate priorities.

Against this backdrop, we will continue to use our four core operating priorities to guide our efforts to deliver impact to our member companies:

1. We will create "must have" data and insights by applying our unique research methodology to the large datasets we produce and obtain.

2. We will build brand strength through member impact by leveraging targeted service strategies and amplifying the CEB brand and message architecture.

3. We will globalize our business through select broadening of our product portfolio and continued penetration of international points of sale.

4. We will deliver innovative products and services by identifying new member decisions and work flows to support.

Of course, none of these aspirations are possible without the continued commitment of our CEB colleagues around the world. We offer an Employment Value Proposition that enables us to attract, develop, and retain an ever-strengthening base of top talent. It is a privilege to work with a group of people so relentlessly focused on our mission. By treating the milestones we reached in 2011 not as end points—but as a platform for continued progress—they drive our growth and impact. My pride in what they have accomplished is exceeded only by my confidence in what the team can achieve in 2012 and beyond.



EXECUTIVE GUIDANCE FOR 2011
Achieve Intelligent Growth:
Insights from the Best Companies
Products and Services


CORPORATE
EXECUTIVE
BOARD
WHAT THE BEST COMPANIES DO

In Closing

Even in the context of an increasingly volatile world, we see an exciting opportunity to provide critical insights and deliver tangible business value to our member companies. We have fantastic assets and a highly profitable business model. We remain focused on our growth strategy and key operating priorities, and we continue to build operating momentum. And, our economic platform generates strong cash flows, giving us the flexibility both to invest for the future and to return cash to shareholders. We thank you for your continued support and look forward to earning your confidence again in 2012.

Thomas L. Monahan III
Chairman and Chief Executive Officer

We pioneered a model to help you solve these recurring challenges and unlock the best insights, practices, and tools that are being used by the leading companies around the world. The model works by:

- Creating an unparalleled network of leaders in key functional roles,
- Focusing on identifying their common challenges,
- Using world-class research to make solutions accessible for mutual advantage, and
- Leveraging a global service infrastructure to deliver these insights, best practices, and tools.

For Human Resources Executives

The Corporate Leadership Council enables HR executives and their teams to execute efficiently, benchmark performance against best-in-class metrics, and achieve critical business objectives through successful talent and functional strategies. Leveraging global best practices and data, we provide the insights and tools that enable business leaders and managers to improve their workforce and drive the organization's performance.

IKEA®

"Working with CLC HR has saved us time, effort, and money through their guidance on the highest-return areas to prioritize for improving our talent management activities. Their fact-based insights, globally relevant data, and excellent advisory skills have helped create excitement and focus across the global HR leadership team and commitment from our business leaders."

Pernille Spiers-Lopez
Head of Global Human Resources
IKEA Group

Research and Advisory Services CLC Human Resources | CLC Benefits | CLC Compensation
CLC Learning and Development | CLC Recruiting | HR Leadership Council (for Midsized Companies) | Asia HR Executive Board

Project Solutions CLC Genesee | CLC Pro | HR Leadership Academy | My Benefits Coach
Talent Advisor Leadership Academy

For Finance and Strategy Executives

Our Finance and Strategy offerings deliver unbiased guidance and proven tactics that enable finance and strategy executives to improve individual, functional, and corporate performance.

TRIMAS CORPORATION

"CEB's content has allowed me to reach external inputs and benchmark with companies, which has tightened our strategic direction, better aligned resources, and allowed for continued talent pool improvement. For the past three years we have used CEB's business alignment tool to baseline performance, drive reallocation of resources, and improve service levels across Finance, HR, Legal, and IT. However, the area of expertise that stands out to me is CEB's assistance in helping us develop our best analyst day."

Mark Zeffiro
CFO
TriMas Corporation

Corporate Finance: Research and Advisory Services CFO Executive Board | Treasury Leadership Roundtable | Controllers' Leadership Roundtable | Investor Relations Roundtable | Tax Director Roundtable | Intelligent Growth Suite | Finance Leadership Exchange—*Elite* | Finance Leadership Exchange (for Midsized Companies) **Project Solutions** Finance Leadership Academy

Corporate Services: Research and Advisory Services Operations Leadership Exchange Procurement Strategy Council | Shared Services Roundtable | Real Estate Executive Board **Project Solutions** PSC *Solutions*

Corporate Strategy: Research and Advisory Services Corporate Strategy Board | Research & Technology Executive Council

For Sales, Marketing, and Communications Executives

Our Sales, Marketing, and Communications offerings yield proprietary insights that upend conventional wisdom and change the way executives address long-standing and emerging business challenges. With our guidance and tools, B2B and B2C clients drive excellence in their organization.

"The Sales Executive Council's work is thought provoking and has given our sales organization a competitive advantage. We have implemented critical ideas from the Council on topics from CRM compliance to sales coaching. Their work is relevant, challenges the conventional, and continuously inspires us."

Tom Meek
VP Sales
Henkel Industrial Adhesives North America

Sales and Marketing: Research and Advisory Services Marketing Leadership Council
Sales Executive Council | Market Research Executive Board | Marketing Leadership Roundtable (for Midsized Companies) | Sales Leadership Roundtable (for Midsized Companies) | Enterprise Council on Small Business | Iconoculture
Project Solutions Marketing Excellence Survey | SEC *Solutions*

Communications and Service: Research and Advisory Services Communications Executive Council | Customer Contact Council

For Corporate Integrity Functions

Our Corporate Integrity offerings equip senior executives and their teams to optimize the relationships among employee behaviors, enterprise risk, and shareholder value. Leaders in legal, compliance, audit, and risk management apply our data-driven insights, practical tools, and advice to effectively manage risk, ensure compliance, and boost corporate performance.

"The General Counsel Roundtable has given us excellent support in the area of outside counsel management—by presenting at our global legal department conference, participating in workshops, and providing us with a number of very helpful tools. This was instrumental in reducing our total outside legal cost by more than 25%, while also decreasing inside legal costs."

Hans Peter Frick
Group General Counsel
Nestlē, S.A.

Research and Advisory Services General Counsel Roundtable | Audit Director Roundtable Compliance and Ethics Leadership Council | Risk Integration Strategy Council | Corporate Legal Exchange (for Midsized Companies)

Project Solutions RiskClarity: *A Corporate Integrity Service* | Legal Leadership Academy

For Information Technology Executives

Our Information Technology offerings identify the best economic solutions to challenging functional and IT management problems facing CIOs and senior IT executives. Our solutions are vendor independent and sourced from our vast executive network that spans the C-suite. Peer informed and immediately actionable, these solutions help our members elevate corporate performance by becoming not just better IT managers but better business leaders.

BRITISH AIRWAYS

"I find the Applications Executive Council the best peer group interaction I have, giving me real insights into what others are doing, their current issues, and the ways others are tackling these common issues. The case studies presented by the AEC always offer practical advice and guidance on how to implement changes to your own organization. Knowing that these ideas have been successful and having reference points to follow up on the ideas really help with the practical implementation."

Mike Croucher
Head of IT Architecture and Delivery
British Airways PLC

Research and Advisory Services CIO Executive Board | Applications Executive Council Enterprise Architecture Executive Council | Information Risk Executive Council | Infrastructure Executive Council | PMO Executive Council | IT Leadership Exchange (for Midsized Companies) IT Performance Benchmarking

Project Solutions IT Business Leadership Academy | IT Roadmap Builder

For Financial Services Executives

Our Financial Services offerings provide peer-vetted, strategic guidance to a global network of senior executives at the world's leading financial services organizations and their technical and service partners. Through our best practice research, analyst coverage, and advisory support, our services allow executives to address common challenges shaping the industry—challenges ranging from product innovation to sales and marketing to technology and operations.

"There is a good return on time investment in the Executive Circle (VIP Forum), which increases as we get better acquainted and discussions get more direct. Looking forward, there are important issues facing our industry we may be able to positively impact together. I have appreciated the professionalism, pace, and discussions."

Michael Pagano
Executive Vice President, Private Client Services
City National Bank

Business Line Leaders Council on Financial Competition | Business Banking Board | The VIP Forum | Retirement Services Roundtable | Operations Council

Product Management, Technology, and Operations Executives TowerGroup Retail Banking and Cards | TowerGroup Commercial Banking and Payments | TowerGroup Wealth Management | TowerGroup Capital Markets | TowerGroup Insurance

For Government Leaders

Our Government offerings help agency leadership and their teams drive organizational performance and work more efficiently and confidently. More than 200 government departments and agencies across the globe leverage CEB's practical insights, peer benchmarks, and decision and diagnostic tools, which are created from proven best practices we identify across the public and private sectors.

"All of us as members of the federal community have to guard against becoming insular. CLC is important because it gives us a sense of where innovative things are happening and where there may be solutions that jump-start innovations we want to make at our agency. Having the communities of interest and practice through CLC, and having the ability to tap into the best thinking, allows us to be a lot more effective and evolving as an organization than we might be otherwise."

Dr. Reginald Wells
Deputy Commissioner and Chief Human Capital Officer
Social Security Administration

Research and Advisory Services Finance and Strategy | Information Technology | Marketing and Communications | Human Resources | Legal and Compliance

2011 Financial Results

SELECTED FINANCIAL DATA

The following table sets forth selected financial and operating data. The selected financial data presented below has been derived from our consolidated financial statements which have been audited by our independent registered public accounting firm. You should read the selected financial data presented below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,				
	2011	2010	2009	2008	2007
	(In Thousands, Except Per-Share Amounts)				
Consolidated Statements of Income Data					
Revenues	$ 484,663	$ 432,431	$ 436,562	$ 550,164	$ 529,617
Costs and expenses:					
Cost of services	167,258	153,283	143,456	177,052	182,123
Member relations and marketing	142,324	121,239	123,331	157,645	147,927
General and administrative	61,668	56,896	56,371	72,622	71,507
Depreciation and amortization	16,928	18,039	19,533	17,077	13,795
Costs associated with exit activities	—	—	11,518	—	—
Restructuring costs	—	—	8,568	8,006	—
Total costs and expenses	388,178	349,457	362,777	432,402	415,352
Operating profit	96,485	82,974	73,785	117,762	114,265
Other (expense) income, net	(178)	3,140	6,246	(5,438)	16,066
Income from continuing operations before provision for income taxes	96,307	86,114	80,031	112,324	130,331
Provision for income taxes	38,860	34,015	30,197	45,420	48,336
Income from continuing operations	57,447	52,099	49,834	66,904	81,995
Loss from discontinued operations, net of tax (1)	(4,792)	(11,736)	(4,205)	(22,107)	(1,408)
Net income	$ 52,655	$ 40,363	$ 45,629	$ 44,797	$ 80,587
Basic earnings (loss) per share	$ 1.55	$ 1.18	$ 1.34	$ 1.31	$ 2.20
Continuing operations	1.69	1.52	1.46	1.96	2.24
Discontinued operations	$ (0.14)	$ (0.34)	$ (0.12)	$ (0.65)	$ (0.04)
Diluted earnings (loss) per share	$ 1.53	$ 1.17	$ 1.33	$ 1.30	$ 2.17
Continuing operations	1.67	1.51	1.45	1.95	2.21
Discontinued operations	$ (0.14)	$ (0.34)	$ (0.12)	$ (0.65)	$ (0.04)
Weighted average shares outstanding					
Basic	34,071	34,256	34,111	34,205	36,666
Diluted	34,419	34,553	34,293	34,329	37,159
Cash dividends declared per common share	$ 0.60	$ 0.44	$ 0.74	$ 1.76	$ 1.60

	December 31,				
	2011	2010	2009	2008	2007
	(In Thousands)				
Consolidated Balance Sheet Data					
Cash and cash equivalents and marketable securities	$ 143,945	$ 123,462	$ 76,210	$ 76,103	$ 144,356
Total assets	533,692	510,149	423,195	446,192	544,772
Deferred revenues	284,935	251,200	222,053	264,253	323,395
Total stockholders' equity	$ 79,564	$ 82,816	$ 50,277	$ 22,609	$ 67,547

	December 31,				
	2011	2010	2009	2008	2007
Other Operating Data (Unaudited)					
Contract Value (in thousands) (2)	$ 499,424	$ 447,051	$ 393,737	$ 487,107	$ 526,386
Member institutions	5,738	5,271	4,812	5,114	4,711
Contract Value per member institution	$ 87,040	$ 84,808	$ 81,824	$ 95,250	$ 111,736
Wallet retention rate (3)	100%	101%	73%	83%	101%

(1) Loss from discontinued operations for all periods presented includes the operating results for Toolbox.com which was sold in December 2011.

(2) For the year then ended. Contract Value ("Contract Value") is defined as the aggregate annualized revenues attributed to all agreements in effect at a given date without regard to the remaining duration of any such agreement.

(3) We define "Wallet retention rate," at the end of year as the total current year Contract Value from prior year members as a percentage of the total prior year Contract Value.

Non-GAAP Financial Measures

The tables below include financial measures of Adjusted EBITDA, Adjusted net income, and Non-GAAP diluted earnings per share, which are non-GAAP financial measures provided as a complement to the results provided in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The term "Adjusted EBITDA" refers to a financial measure that we define as net income before loss from discontinued operations, net of provision for income taxes; interest income, net; depreciation and amortization; provision for income taxes; costs associated with exit activities; restructuring costs; and gain on acquisition. The term "Adjusted net income" refers to net income before loss from discontinued operations, net of provision for income taxes and excludes the after tax effects of costs associated with exit activities, restructuring costs, and gain on acquisition. "Non-GAAP diluted earnings per share" refers to diluted earnings per share before the per share effect of loss from discontinued operations, net of provision for income taxes and excludes the after tax per share effects of costs associated with exit activities, restructuring costs, and gain on acquisition.

We believe that Adjusted EBITDA, Adjusted net income, and Non-GAAP diluted earnings per share are relevant and useful supplemental information for our investors. We use these non-GAAP financial measures for internal budgeting and other managerial purposes, when publicly providing the Company's business outlook and as a measurement for potential acquisitions. A limitation associated with Adjusted EBITDA is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Management evaluates the costs of such tangible and intangible assets through other financial measures such as capital expenditures. Management compensates for these limitations by also relying on the comparable GAAP financial measure of Operating profit, which includes depreciation and amortization.

These non-GAAP measures may be considered in addition to results prepared in accordance with GAAP, but they should not be considered a substitute for, or superior to, GAAP results. We intend to continue to provide these non-GAAP financial measures as part of our future earnings discussions and, therefore, the inclusion of these non-GAAP financial measures will provide consistency in our financial reporting.

A reconciliation of these non-GAAP measures to the most directly comparable GAAP measure is provided below:

	Year Ended December 31,				
	2011	2010	2009	2008	2007
	(In Thousands, Except Per-Share Amounts)				
Adjusted EBITDA					
Net income	$ 52,655	$ 40,363	$ 45,629	$ 44,797	$ 80,587
Loss from discontinued operations, net of provision for income taxes	4,792	11,736	4,205	22,107	1,408
Income from continuing operations	57,447	52,099	49,834	66,904	81,995
Interest income, net	(596)	(1,526)	(1,787)	(4,268)	(14,937)
Depreciation and amortization	16,928	18,039	19,533	17,077	13,795
Provision for income taxes	38,860	34,015	30,197	45,420	48,336
Costs associated with exit activities	—	—	11,518	—	—
Restructuring costs	—	—	8,568	8,006	—
Gain on acquisition	—	—	(680)	—	—
Adjusted EBITDA	$ 112,639	$ 102,627	$ 117,183	$ 133,139	$ 129,189
Adjusted EBITDA margin	23.2%	23.7%	26.8%	24.2%	24.4%
Adjusted net income					
Net income	$ 52,655	$ 40,363	$ 45,629	$ 44,797	$ 80,587
Loss from discontinued operations, net of provision for income taxes	4,792	11,736	4,205	22,107	1,408
Income from continuing operations	57,447	52,099	49,834	66,904	81,995
Costs associated with exit activities	—	—	7,141	—	—
Restructuring costs	—	—	5,312	4,804	—
Gain on acquisition	—	—	(422)	—	—
Adjusted net income	$ 57,447	$ 52,099	$ 61,865	$ 71,708	$ 81,995
Non-GAAP earnings per diluted share					
Earnings per diluted share	$ 1.53	$ 1.17	$ 1.33	$ 1.30	$ 2.17
Loss from discontinued operations, net of provision for income taxes	0.14	0.34	0.12	0.65	0.04
Earnings per diluted share from continuing operations	1.67	1.51	1.45	1.95	2.21
Costs associated with exit activities	—	—	0.20	—	—
Restructuring costs	—	—	0.16	0.14	—
Gain on acquisition	—	—	(0.01)	—	—
Non-GAAP earnings per diluted share	$ 1.67	$ 1.51	$ 1.80	$ 2.09	$ 2.21

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with Selected Financial Data and our annual audited consolidated financial statements and related notes thereto. The following discussion includes forward-looking statements that involve certain risks and uncertainties. For additional information regarding forward-looking statements and risk factors, see Forward-Looking Statements.

In the accompanying analysis of financial information, we sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with US generally accepted accounting principles ("GAAP"). Certain of these data are considered "non-GAAP financial measures." For such measures, we have provided supplemental explanations and reconciliations in Selected Financial Data under the heading Non-GAAP Financial Measures.

On December 30, 2011, we sold substantially all of the assets of Toolbox.com. Accordingly, its operating results have been accounted for as discontinued operations. Discussions of matters in our consolidated financial statements relate to continuing operations unless otherwise indicated.

Operating results for individual operating segments do not meet the quantitative thresholds for separate disclosure; thus, we have one reportable segment.

Overview

In 2011, our efforts remain focused on our four key operating priorities: create "must have" data and insights, build brand strength through member impact, globalize the business, and deliver innovative products and services. We maintain a strong balance sheet and the gains we experienced in bookings, Contract Value, and revenues have positioned us to sustain growth and progress in 2012. We continue to focus on three opportunities for growth in our business. Our largest and most scalable opportunity is to grow relationships with existing customers. Second, acquiring new member companies, including in key international markets and the middle market, as we added over 500 new companies in 2011. Finally, leveraging the member platform to launch new products and services.

We have seen and expect to continue to see encouraging returns from focus on our operating priorities and from sound execution by our teams; however, the direction and pace of the global recovery remains uncertain. While we are finding that companies are increasingly focusing on forward-looking priorities, areas where we can and do add significant value, we are seeing companies continue to control expenditures amid ongoing uncertainty. Nevertheless, by linking research and data to urgent member work and decisions, our teams are driving positive progress on sales and renewal outcomes.

Contract Value was $499.4 million at December 31, 2011, an increase of 11.7% compared to $447.1 million at December 31, 2010. The increase was a result of increased sales to new and existing members and price increases. Contract Value per member institution increased 2.6% at December 31, 2011 to $87,040 from $84,808 at December 31, 2010.

Net income was $52.7 million, or $1.53 per diluted share, in 2011 compared to $40.4 million, or $1.17 per diluted share, in 2010. Income from continuing operations was $57.4 million, or $1.67 per diluted share, in 2011 compared to $52.1 million, or $1.51 per diluted share, in 2010. Adjusted EBITDA and Adjusted EBITDA margin was $112.6 million and 23.2%, respectively, in 2011 compared to $102.6 million and 23.7%, respectively, in 2010. Our 2011 results reflect both continued improvements in new business and renewal bookings as the global economy began to stabilize and our strategy to pursue growth opportunities by increasing commercial capacity, enhancing our international platform, and investing in product development.

We anticipate improving sales and renewal activity throughout 2012 assuming a reasonably stable macroeconomic environment. However, we expect margins to remain near current levels as the scale benefits from continued revenue growth on the existing platform and the disposition of Toolbox.com will be offset by continued investments in commercial capacity and product development, as well as the impact of the Valtera acquisition. We believe that the favorable characteristics of our business—a renewable revenue stream, fast cash conversion cycle, scalable cost structure, and low capital intensity—remain intact.

Critical Accounting Policies and Estimates

During the preparation of our consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, fair value measures, and related disclosures of assets and liabilities. Accounting estimates and assumptions discussed in this section do not reflect a comprehensive list of all of our accounting policies, but are those that we consider to be the most critical to an understanding of our financial statements because they involve significant judgments and uncertainties. As a result, they are subject to an inherent degree of uncertainty. Many of these estimates include determining fair value. All of these estimates reflect our best judgment about current, and for some estimates future, economic and market conditions and their effects based on information available as of the date of preparation of such financial statements. If these conditions change from those expected, it is reasonably possible that the judgments and estimates that were made in connection with the preparation of our financial statements could change, which may result in future impairments of goodwill, intangible and long-lived assets, establishment of valuation allowances on deferred tax assets and increased tax liabilities, among other effects. For a more detailed discussion of the application of these and other accounting policies, see Note 2 to our consolidated financial statements. Our critical accounting policies include:

Revenue recognition

We generate the majority of our revenues from three primary service offerings: executive memberships, performance analytics, and leadership academies. Executive memberships generally contain multiple deliverables, which are determined based on the availability and delivery method of the services and may include: on-line best practices research and insights, peer benchmarks, decision and diagnostics tools, advisory support, and live and on-line learning events. Performance analytics deliver data and analytical insight to drive improved performance of executives and their teams and are accounted for as service revenues. Leadership academies generally contain multiple deliverables and provide access to training and development services that may include skill diagnostic reports, learning portal access, classroom-based development sessions, Webinars, and virtual office hours with faculty.

In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2009-13, "Multiple Deliverable Revenue Arrangements" ("ASU 2009-13") that is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. This guidance eliminates the residual method under previous guidance and replaces it with the "relative selling price" method when allocating revenue in a multiple deliverable arrangement. We adopted ASU 2009-13 prospectively on January 1, 2011.

When service offerings include multiple deliverables that qualify as separate units of accounting, we allocate arrangement consideration at the inception of the contract period to all deliverables based on the relative selling price method in accordance with the selling price hierarchy, which includes vendor specific objective evidence ("VSOE") if available; third-party evidence ("TPE") if VSOE is not available; or best estimate of selling price ("BESP") if neither VSOE nor TPE is available.

- VSOE. We determine VSOE based on established pricing and discounting practices for the specific service when sold separately. In determining VSOE, we require that a substantial majority of the selling prices for these services fall within a reasonably narrow pricing range. We limit our assessment of VSOE for each element to either the price charged when the same element is sold separately, or the price established by management having the relevant authority to do so for an element not yet sold separately.

- TPE. When VSOE cannot be established for deliverables in multiple element arrangements, we apply judgment with respect to whether a selling price can be established based on TPE. TPE is determined based on competitor prices for similar services when sold separately. Generally, our services contain a significant level of differentiation such that the comparable pricing of services with similar functionality cannot be obtained. Furthermore, we are unable to reliably determine what similar competitors' selling prices are for similar services on a stand-alone basis. As a result, we have not been able to establish selling price based on TPE.

- BESP. When unable to establish a selling price using VSOE or TPE, BESP is used in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. BESP is determined for deliverables by considering multiple factors including, but not limited to, prices charged for similar offerings, market conditions, competitive landscape and pricing practices.

Revenue is recognized when (1) there is persuasive evidence of an arrangement, (2) the fee is fixed and determinable, (3) services have been rendered and payment has been contractually earned, and (4) collectability is reasonably assured. Certain fees are billed on an installment basis. Customers generally may request a refund of their fees, which is provided from the date of the refund request on a pro-rata basis relative to the length of the remaining term, under the our service guarantee.

- Executive memberships. In general, the majority of the deliverables within our memberships are consistently available throughout the membership period. Revenues are generally recognized ratably over the term of the related agreement, which is typically 12 months. Membership fees are billable, and revenue recognition begins, when a member agrees to the terms of the membership and the fees receivable and the related deferred revenue are recorded upon the commencement of the agreement or collection of fees, if earlier. In some instances, a membership may include a service that is available only once, or on a limited basis, during the membership period. These services are separated from the remainder of the membership and arrangement consideration is allocated based on VSOE, if available, or BESP. The consideration allocated to services available only once or on a limited basis is recognized as revenue upon the earlier of the delivery of the service or the completion of the contract period, provided that all other criteria for recognition have been met. The arrangement consideration allocated to the remainder of the membership services continues to be recognized ratably.
- Performance analytics. Revenues are generally recognized ratably from the date services begin, which is primarily after the design of the service outputs, through the completion of the services.
- Leadership academies. Revenues are generally recognized as services are completed. The service offering generally includes one or more class-room based training or presentation events. If more than one delivery date is evident, arrangement consideration is allocated on a pro-rata basis and revenue is recognized on the delivery date of each event.

Agreements entered into between January 1, 2011 and December 31, 2011, and impacted by ASU 2009-13 have resulted in lower operating results in 2011 than would have been reported under the previous guidance. In 2011, revenues and income from operations were lower by $3.6 million, net income was lower by $2.2 million, and basic and diluted earnings per share were lower by $0.06 than what would have been reported under the previous guidance.

To lessen the impact of ASU 2009-13 and to better reflect member priorities and value, we modified certain memberships to remove or alter services that were available only once, or on a limited basis, during the membership period. These modifications were completed on or about March 31, 2011. The modifications allow us to recognize revenue for executive memberships ratably over the term of the related agreement for sales on or after April 1, 2011. For memberships that have not been modified, we have and will continue to allocate arrangement consideration to all services. For services that are available only once, or on a limited basis, revenues are recognized upon the earlier of the delivery of the service or the completion of the contract period.

Income taxes

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting basis and the tax basis of assets and liabilities. These deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when such amounts are expected to reverse or be utilized. The realization of deferred tax assets is contingent on the generation of future taxable income. A valuation allowance is provided to reduce such deferred tax assets to amounts more likely than not to be ultimately realized. Net deferred tax assets totaled $36.9 million and $61.6 million and included a valuation allowance of $7.5 million at December 31, 2011 and 2010, respectively.

In determining the provision for income taxes, we analyze various factors, including projections of our annual earnings, tax jurisdictions in which the earnings will be generated, and the impact of state, local, and foreign income taxes. We file income tax returns in US federal, state, and foreign jurisdictions. With few exceptions, we are no longer subject to US federal, state, and local tax examinations in major tax jurisdictions for periods prior to 2008.

Goodwill and intangible assets

For acquisitions, we record any excess purchase price over the net tangible and identifiable intangible assets acquired as goodwill. A preliminary allocation of the purchase price to tangible and intangible net assets acquired is based on a preliminary valuation, and our estimates and assumptions may be subject to change. Intangible assets consist primarily of technology and member relationships. Intangible assets are amortized on a straight-line basis over their estimated useful lives of 2 to 20 years.

We test our goodwill for impairment annually on October 1, or whenever events or changes in circumstances indicate impairment may have occurred, by comparing its fair value to its carrying value. We have concluded that our reporting units used to assess goodwill impairment are the same as our operating segments. Impairment may result from, among other things, deterioration in the performance of the acquired business, adverse market conditions, and a variety of other circumstances. If we determine that impairment has occurred, we record a write-down of the carrying value as an operating expense in the period the determination is made. Although we believe goodwill is appropriately stated in our consolidated financial statements, changes in strategy or market conditions could significantly impact these judgments and require an adjustment to the recorded balance.

The determination of the fair value of individual reporting units is based on the average of an income approach (discounted cash flow method) and a market approach (guideline company method). These models require us to make various judgmental estimates and assumptions about sales, operating margins, growth rates, discount factors, and valuation multiples. Our discounted cash flow model is prepared by forecasting anticipated cash flows over an initial five year period plus a terminal value discounted to their present value using an appropriate rate of return. The guideline company method is prepared by applying revenue and EBITDA multiples of certain publicly traded companies to the reporting unit financial results. Our estimates are based on our historical experience, our current knowledge from our commercial relationships, and available external information about future trends.

Long-lived assets, including intangibles

Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The test for recoverability is made using an estimate of the undiscounted expected future cash flows and, if required, the impairment loss is measured as the amount that the carrying value of the asset exceeds the asset's fair value if the asset is not recoverable. At December 31, 2011, we have not identified any instances where the carrying values of our long-lived assets were not recoverable.

Deferred incentive compensation

Direct incentive compensation paid to our employees related to the negotiation of new and renewal memberships is deferred and amortized over the term of the related memberships.

Operating leases

We have non-cancelable operating lease agreements for our offices with original lease periods expiring between 2013 and 2028. We are committed to pay a portion of the related operating expenses and real estate taxes under these lease agreements. We recognize rent expense under operating leases on a straight-line basis over the non-cancelable term of the lease, including free-rent periods. Lease incentives, relating to allowances provided by landlords, are amortized over the term of the lease as a reduction of rent expense. We recognize sublease income on a straight-line basis over the term of the sublease, including free rent periods and escalations, as a reduction of rent expense. Costs associated with acquiring a subtenant, including broker commissions and tenant allowances, are amortized over the sublease term as a reduction of sublease income.

Share-based compensation

Share-based compensation expense is measured at the grant date of the share-based awards based on their fair value and is recognized on a straight-line basis over the vesting periods, net of an estimated forfeiture rate. The grant date fair value of restricted stock units, which are not entitled to receive dividends until vested, is measured by reducing the share price at that date by the present value of the dividends expected to be paid during the requisite vesting period. The grant date fair value of stock appreciation rights is calculated using a lattice valuation model. Determining the fair value of share-based awards is judgmental in nature and involves the use of significant estimates and assumptions, including the term of the share-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of our stock and estimated forfeiture rates of the awards. Fair value and forfeiture rate estimates are based on assumptions we believe to be reasonable. Actual future results may differ from those estimates.

Results of Operations

We generate the majority of our revenues through the sale of memberships that provide access to our products and services, which are delivered through several channels. Memberships, which principally are annually renewable agreements, are primarily payable by members at the beginning of the contract term. Billings attributable to memberships for our products and services initially are recorded as deferred revenues and then generally are recognized on a ratable basis over the membership contract term, which typically is 12 months. Most membership agreements include a service guarantee by which a member may request a refund of its membership fee during the membership term. Refunds are provided on a pro-rata basis relative to the remaining term of the membership.

Our operating costs and expenses consist of the following:

- Cost of services, which represents the costs associated with the production and delivery of our products and services, consisting of compensation, including share-based compensation, for research personnel, in-house faculty, and product advisors; the organization and delivery of membership meetings, seminars, and other events; ongoing product development costs; production of published materials, costs of developing and supporting our membership Web platform and digital delivery of products and services; and associated support services.

- Member relations and marketing, which represents the costs of acquiring new members and the costs of account management, consisting of compensation, including sales incentives and share-based compensation; travel and related expenses; recruiting and training of personnel; sales and marketing materials; and associated support services, as well as the costs of maintaining our member relationship management software ("CRM").

- General and administrative, which represents the costs associated with the corporate and administrative functions, including human resources and recruiting, finance and accounting, legal, management information systems, facilities management, business development, integration costs and other. Costs include compensation, including share-based compensation; third-party consulting and compliance expenses; and associated support services.

- Depreciation and amortization, consisting of depreciation of our property and equipment, including leasehold improvements, furniture, fixtures and equipment, capitalized software and website development costs and the amortization of intangible assets.

In September 2011, we acquired 100% of the stock of Baumgartner Partner GmbH ("Baumgartner"). In May 2010, we acquired 100% of the stock of Iconoculture, Inc. ("Iconoculture"). In October 2009, we acquired 100% of the stock of Tower Group Inc. ("Tower Group"). Accordingly, the consolidated statements of income include the operating results from the dates of acquisition. In addition, we sold substantially all of the assets of Toolbox.com on December 30, 2011 and thus have reported its operating results as discontinued operations for all periods presented.

Years ended December 31, 2011, 2010, and 2009

Contract Value and Other Operating Data

	December 31,		
	2011	2010	2009
Contract Value (in thousands)	$ 499,424	$ 447,051	$ 393,737
Member institutions	5,738	5,271	4,812
Contract Value per member institution	$ 87,040	$ 84,808	$ 81,824
Wallet retention rate	100%	101%	73%

Contract Value increased 11.7% to $499.4 million at December 31, 2011 from $447.1 million at December 31, 2010 and increased 13.5% in 2010 from $393.7 million at December 31, 2009.

In 2011, Contract Value increased $52.3 million primarily as a result of increased sales to new and existing large corporate members and price increases.

In 2010, Contract Value increased $53.4 million due to improved cross-sales to existing large corporate members, the acquisition of Iconoculture, and increased sales to middle market clients.

Revenues

In 2011, revenues increased 12.1% to $484.7 million from $432.4 million in 2010 and decreased 0.9% in 2010 from $436.6 million in 2009.

In 2011, revenues increased due to an increase in bookings to new and existing members and our ability to implement price increases, as well as the Baumgartner and Iconoculture acquisitions. This increase is net of a $3.6 million deferral from the adoption of Accounting Standards Update 2009-13, "Multiple Deliverable Revenue Arrangements," on January 1, 2011.

In 2010, revenues were affected by the macro-economic environment as represented by the decrease in Contract Value across 2009 and the first quarter of 2010. The lower booking volume in 2009 and the resulting decrease in deferred revenues at December 31, 2009 resulted in lower revenues in 2010. The acquisition of Iconoculture in the second quarter of 2010 accounted for approximately $8.8 million of our total 2010 revenues. We also recognized a full year of revenues for Tower Group in 2010 versus only one quarter in 2009.

Costs and expenses

Changes in compensation and related costs, variable compensation, share-based compensation, third-party consulting, travel and related, facilities costs, deferred compensation, additional costs from the businesses we acquired, and the impact of changes in the exchange rates of the US dollar to the British Pound all contributed to year-over-year variances in costs and expenses. These items are allocated to Cost of services, Member relations and marketing, and General and administrative expenses. We discuss these major components of costs and expenses on an aggregated basis below:

- Compensation and related costs, including salaries, payroll taxes and benefits, increased $27.2 million in 2011 to $192.1 million from $164.9 million in 2010 and increased $2.0 million in 2010 from $162.9 million in 2009. The increase in 2011 was primarily due to headcount and salary increases, as well as the Baumgartner and Iconoculture acquisitions.

- Variable compensation, consisting of sales commissions and annual bonuses, increased $3.4 million in 2011 to $54.2 million from $50.8 million in 2010 and increased $10.1 million in 2010 from $40.7 million in 2009. The increase in 2011 was primarily due to a $5.7 million increase in sales commission expense resulting from increased bookings in 2010 and 2011 partially offset by a decrease in sales commission rates. Additionally, the estimated payout of annual bonuses decreased $2.2 million. The increase in 2010 was primarily due to an increase in the payout of annual bonuses in 2010 compared to 2009.

- Share-based compensation costs increased $0.8 million in 2011 to $8.1 million from $7.3 million in 2010 and decreased $3.4 million in 2010 from $10.7 million in 2009. The increase in 2011 was primarily due to an increase in the total fair value of awards being amortized due to an increase in the fair value of awards granted in 2011 over the prior years. The decrease in 2010 was the result of a decrease in the total fair value of awards being amortized, primarily resulting from a lower value for the 2010 grant and headcount reductions in 2009.

- Third-party consulting increased $0.1 million in 2011 to $20.7 million from $20.6 million in 2010 and increased $3.8 million in 2010 from $16.8 million in 2009. The increases in 2011 and 2010 were primarily due to the use of consultants for member-facing technology development and the implementation of operating systems enhancements.

- Travel and related expense increased $4.3 million in 2011 to $22.7 million from $18.4 million in 2010 and increased $1.3 million in 2010 from $17.1 million in 2009. The increase in 2011 was primarily related to an increase in sales related travel.

- Allocated facilities costs, consisting primarily of rent, operating expenses, and real estate tax escalations decreased $2.6 million in 2011 to $26.3 million from $28.9 million in 2010 and decreased $5.2 million in 2010 from $34.1 million in 2009. The decreases are primarily due to the sublease of approximately 331,000 square feet of our corporate headquarters to third parties.

- Deferred compensation costs included in operating expenses decreased $2.0 million in 2011 to $0.5 million of income in 2011 from $1.5 million of expense in 2010 and decreased $0.6 million in 2010 from $2.1 million of expense in 2009. Variances related to deferred compensation are the result of changes in the value of investments in variable insurance products held in a Rabbi Trust. Operating expense variances resulting from changes in the fair value of deferred compensation costs are offset in Other (expense) income and have no impact on Net income or earnings per share.

- Our operating expenses are impacted by currency fluctuations, primarily in the value of the British Pound compared to the US dollar. The value of the British Pound versus the US dollar was approximately $0.05 lower, on average, across 2011 compared to 2010 and approximately $0.02 lower, on average, across 2010 compared to 2009. Costs incurred for foreign subsidiaries will fluctuate based on changes in foreign currency rates in addition to other operational factors. We enter into cash flow hedges for our UK subsidiary to mitigate foreign currency risk, which offsets a portion of the impact foreign currency fluctuations have on costs and expenses.

Cost of services

Cost of services increased 9.1%, or $14.0 million, to $167.3 million in 2011 from $153.3 million in 2010 and increased 6.9%, or $9.8 million, in 2010 from $143.5 million in 2009. The following table outlines the primary components of Cost of services (in thousands):

	Year Ended December 31,					
	2011	% of Revenues	2010	% of Revenues	2009	% of Revenues
Compensation and related	$ 90,424	18.7%	$ 78,570	18.2%	$ 76,697	17.6%
Variable compensation	15,857	3.3%	17,882	4.1%	11,673	2.7%
Share-based compensation	3,130	0.6%	1,933	0.4%	4,671	1.1%
Third-party consulting	12,490	2.6%	13,121	3.0%	7,893	1.8%
Travel and related	9,932	2.0%	8,082	1.9%	7,265	1.7%
Allocated facilities	10,852	2.2%	12,237	2.8%	13,949	3.2%
Deferred compensation (income) expense	$ (234)	(0.0)%	$ 767	0.2%	$ 1,091	0.2%

In 2011, the $11.9 million increase in compensation and related costs was primarily due to headcount increases relating to investments in our product research and delivery teams. The decrease in variable compensation of $2.0 million was due to lower estimated annual bonuses. Share-based compensation increased $1.2 million and third-party consulting decreased $0.6 million for the reasons outlined above. The $1.9 million increase in travel and related costs was due to increased costs incurred in the delivery of advisory and research services. The $1.4 million decrease in allocated facilities costs was primarily due to the sublease of a portion of our headquarters as discussed above. In addition, costs associated with the production and delivery of member meetings increased $1.2 million.

In 2010, the $6.2 million increase in variable compensation was due to the higher payout of annual bonuses as discussed above. The $2.7 million decrease in share-based compensation was primarily due to the decrease in the total fair value of awards vesting due to the 2009 restructuring and the total fair value of awards as discussed above. The $5.2 million increase in third-party consulting was primarily due to operating systems development and enhancements. The $0.8 million increase in travel and related costs was due to increased costs incurred in the delivery of advisory and research services. The $1.7 million decrease in allocated facilities costs was primarily due to the sublease of a portion of our corporate headquarters.

Cost of services as a percentage of revenues was 34.5% in 2011, 35.4% in 2010, and 32.9% in 2009. Cost of services as a percentage of revenues may fluctuate from year to year due to the timing of the completion and delivery of best practices research studies, the timing of executive education seminars, the introduction of new membership programs, and the fixed nature of a portion of the production costs of best practices research studies, as these costs are not significantly affected by growth in the number of membership subscriptions. Accordingly, Cost of services as a percentage of revenues may not be indicative of future operating results. However, because Cost of services includes both fixed and variable components in terms of both the amount and timing of expenses incurred, we have some flexibility to manage a portion of these expenses in light of changing market conditions.

Member relations and marketing

Member relations and marketing increased 17.4%, or $21.1 million, to $142.3 million in 2011 from $121.2 million in 2010 and decreased 1.7%, or $2.1 million, in 2010 from $123.3 million in 2009. The following table outlines the primary components of Member relations and marketing (in thousands):

	Year Ended December 31,					
	2011	% of Revenues	2010	% of Revenues	2009	% of Revenues
Compensation and related	$ 70,874	14.6%	$ 57,976	13.4%	$ 58,322	13.4%
Variable compensation	32,359	6.7%	26,158	6.0%	24,262	5.6%
Share-based compensation	1,642	0.3%	1,156	0.3%	1,324	0.3%
Third-party consulting	2,442	0.5%	2,400	0.6%	4,397	1.0%
Travel and related	10,901	2.2%	9,288	2.1%	8,812	2.0%
Allocated facilities	11,701	2.4%	11,789	2.7%	14,468	3.3%
Deferred compensation (income) expense	$ (108)	(0.0)%	$ 354	0.1%	$ 503	0.1%

In 2011, the $12.9 million increase in compensation and related costs was primarily due to headcount increases relating to additional capacity and support for our sales teams. The $6.2 million increase in variable compensation was primarily due to higher bookings across 2010 and 2011 and higher sales incentive rates compared to prior years. Travel and related costs increased $1.6 million from higher sales team travel rates. These increases were partially offset by a $0.9 million decrease in advertising expense and a $0.5 million decrease in deferred compensation expense.

In 2010, the $2.7 million decrease in allocated facilities costs was primarily due to our subleasing a portion of our headquarters as discussed above. In addition, third-party consulting decreased $2.0 million, primarily due to the implementation of our CRM system in 2009, which included non-recurring expenses. The $0.3 million decrease in compensation and related costs was the result of headcount reductions related to the restructuring plans in 2009, partially offset by headcount increases related to the acquisitions of both Tower Group and Iconoculture. These decreases were partially offset by increases in variable compensation of $1.9 million, advertising costs of $1.4 million, and travel and related costs of $0.5 million.

Member relations and marketing expense as a percentage of revenues were 29.4% in 2011, 28.0% in 2010, and 28.3% in 2009.

General and administrative

General and administrative increased 8.4%, or $4.8 million, to $61.7 million in 2011 from $56.9 million in 2010 and increased 0.9%, or $0.5 million, in 2010 from $56.4 million in 2009. The following table outlines the primary components of General and administrative (in thousands):

	Year Ended December 31,					
	2011	% of Revenues	2010	% of Revenues	2009	% of Revenues
Compensation and related	$ 30,815	6.4%	$ 28,261	6.5%	$ 27,877	6.4%
Variable compensation	5,948	1.2%	6,715	1.6%	4,788	1.1%
Share-based compensation	3,315	0.7%	4,174	1.0%	4,696	1.1%
Third-party consulting	5,758	1.2%	5,034	1.2%	4,490	1.0%
Allocated facilities	3,758	0.8%	4,885	1.1%	5,650	1.3%
Deferred compensation (income) expense	$ (112)	(0.0)%	$ 370	0.1%	$ 524	0.1%

In 2011, the $2.6 million increase in compensation and related costs was primarily due to headcount increases. The $0.8 million decrease in variable compensation was due to lower estimated annual bonuses. Share-based compensation expense decreased by $0.9 million due to the lower total value of awards being amortized for administrative personnel than in prior years. The $1.1 million decrease in allocated facilities costs was primarily due to the sublease of a portion of our headquarters as discussed above. In addition, in the first quarter of 2011, we recorded a $1.7 million charge from an adjustment to the fair value of the Iconoculture earnout liability and a $1.3 million increase in legal and transaction related fees.

In 2010, the $1.9 million increase in variable compensation relates to an increase in annual bonus payouts. The $0.8 million decrease in allocated facilities costs was a result of the sublease of a portion of our headquarters as discussed above. In addition, employee placement fees increased $0.7 million and charitable contributions increased $0.6 million. These increases were offset by a $1.3 million decrease in taxes, primarily related to state property tax and potential sales tax accruals and a $1.1 million benefit from an adjustment to the fair value estimate of the Iconoculture earnout liability.

General and administrative expense as a percentage of revenues was 12.7% in 2011, 13.2% in 2010, and 12.9% in 2009.

Depreciation and amortization

Depreciation and amortization decreased 6.1%, or $1.1 million, to $16.9 million in 2011 from $18.0 million in 2010 and decreased 7.7%, or $1.5 million, in 2010 from $19.5 million in 2009.

In 2011, the decrease of $1.1 million was primarily due to lower depreciation as a result of the completion of the depreciable lives of certain fixed assets. In addition, there was a $0.2 million decrease in amortization.

In 2010, the decrease of $1.5 million was primarily due to lower depreciation as a result of the completion of depreciable lives for assets purchased as part of the buildout of our headquarters and fixed assets and leasehold improvements disposed of in the second quarter of 2009 as part of our costs associated with exit activities. The decrease in depreciation was partially offset by a $1.0 million increase in amortization primarily due to the intangible assets of Iconoculture.

Depreciation and amortization expense as a percentage of revenues was 3.5% in 2011, 4.2% in 2010, and 4.4% in 2009.

Costs associated with exit activities

We did not incur any costs associated with exit activities in 2011 or 2010.

In June 2009, we ceased using and entered into a sublease agreement for a portion of our headquarters. In addition, we ceased using a portion of two other facilities, whereby we sublet a portion of one facility and are attempting to sublease a portion of the other facility. We incurred a total pre-tax charge of $11.5 million, substantially all of which was non-cash, primarily related to the impairment of leasehold improvements and furniture, fixtures and equipment at our headquarters.

These actions advanced our ongoing transition to an integrated account management model, which reduced the need for space in our headquarters and other existing facilities, because we are locating sales and service staff closer to members. In addition, these actions represented another step in our efforts to align operating expenses more closely with our outlook, in light of economic conditions, and to redirect resources to areas with a greater potential for future growth.

Restructuring costs

We did not incur any restructuring costs in 2011 or 2010.

In October 2009, we acquired the stock of Tower Group. As part of our integration plans, we initiated a workforce reduction plan whereby approximately ten Tower Group employees were offered severance and related termination benefits. Restructuring costs associated with this action were $1.2 million.

In the second quarter of 2009, we committed to a separation plan (the "2009 Plan"), initially offering additional benefits for employees electing to voluntarily separate, for which approximately 155 employees submitted resignations effective beginning July 24, 2009. The 2009 Plan, which has concluded, was part of our continuing efforts to align expenses more closely with our outlook and to accelerate the placement of resources in areas that we believe have a greater potential for future growth. The 2009 Plan was not offered to executive officers, critical staff, and most sales staff. Pre-tax restructuring charges for the 2009 Plan were $7.8 million, most of which was associated with severance and related termination benefits. The annualized pre-tax savings associated with these restructuring activities were expected to be approximately $15 million.

In the fourth quarter of 2008, we committed to a plan of workforce reductions to restructure our business to align expenses more closely with our revenue outlook, in light of continued economic turmoil in the US and global economy, and to redirect resources to areas that we believe have a greater potential for future growth. This restructuring included a reduction of approximately 15% of our workforce; a realignment of products and services, including consolidation or retirement of certain products, to focus on five corporate decision centers and industries we serve; and the implementation of a new, integrated approach to prospect and member account management. We recorded a pre-tax restructuring charge of $8.0 million for these actions in the fourth quarter of 2008 and $1.0 million in the first quarter of 2009, most of which was associated with severance and related termination benefits.

We do not expect to incur any significant additional costs under the plans.

Other (expense) income, net

Other (expense) income, net decreased in 2011 to expense of $0.2 million from income of $3.1 million in 2010 and decreased in 2010 from income of $6.2 million in 2009. The table below details the components of other (expense) income, net:

	Year Ended December 31,		
	2011	2010	2009
(Decrease) increase in fair value of deferred compensation plan assets	$ (456)	$ 1,699	$ 2,721
Foreign currency translation (loss) gain	(330)	54	1,136
Interest income, net	596	1,412	1,787
Gain on acquisition	—	—	680
Other	12	(25)	(78)
Other (expense) income, net	$ (178)	$ 3,140	$ 6,246

Provision for income taxes

We recorded a Provision for income taxes of $38.9 million, $34.0 million, and $30.2 million in 2011, 2010, and 2009, respectively. Changes in the effective tax rate 2011 and 2010 were primarily related to changes in unrealized foreign currency translation gains (losses) recognized for book purposes, permanently nondeductible expenses recognized for book purposes, and changes in the reserve for contingencies.

In 2011, our effective income tax rate was 40.4%, as opposed to the Federal statutory rate of 35%, primarily due to state income taxes, nondeductible expenses, and a decrease in the reserve for contingencies.

In 2010, our effective income tax rate was 39.5%, as opposed to the Federal statutory rate of 35%, primarily due to state income taxes and an increase in the reserve for contingencies.

In 2009, our effective income tax rate was 37.7%, as opposed to the Federal statutory rate of 35%, primarily due to the effects of unrealized currency translation gains recognized for book purposes, a reduced amount of permanently non-deductible expenses, state tax credits, and state income taxes.

Net deferred tax assets were $36.9 million and $61.6 million at December 31, 2011 and 2010, respectively. We will need to generate approximately $92.3 million of future taxable income to realize the net deferred tax assets at December 31, 2011.

Deferred tax assets related to most accrued expenses and deferred revenues are expected to reverse within one year. Deferred tax assets related to share-based compensation are expected to reverse over four years. Deferred tax assets related to net operating loss carryforwards are expected to reverse over nine years. Deferred tax assets related to goodwill, intangible assets, and operating leases are expected to reverse over periods up to sixteen years.

Loss from discontinued operations, net of provision for income taxes

On December 30, 2011, we sold substantially all of the assets of Toolbox.com for $2.1 million subject to a customary post-closing working capital adjustment. As a result, we recorded a loss from discontinued operations of $4.8 million, $11.7 million, and $4.2 million in 2011, 2010, and 2009, respectively.

In 2011, the loss from discontinued operations was comprised of a loss on disposal of $3.5 million and an operating loss of $3.8 million, net of the provision for income taxes of $2.5 million.

In 2010, the loss from discontinued operations was comprised of an operating loss of $17.7 million, including a $12.6 million impairment loss, net of a provision for income taxes of $6.0 million. In the third quarter of 2010, based on a combination of factors (including the economic environment and the near term outlook for advertising related revenues), we concluded that goodwill and intangible asset amounts previously recorded for our Toolbox.com reporting unit were impaired.

In 2009, the loss from discontinued operations was comprised of an operating loss of $6.4 million, net of a provision for income taxes of $2.2 million.

Liquidity and Capital Resources

Cash flows generated from operating activities have been our primary source of liquidity. In addition, in March 2011, we entered into a $100 million five-year senior unsecured, revolving credit facility (the "Credit Facility") with certain lenders, including Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, and JPMorgan Chase Bank, N.A., as Syndication Agent. The Credit Facility contains letter of credit and swing line loan sub-facilities and has a maturity date of March 16, 2016.

The Credit Facility is available for working capital and general corporate purposes. Under the terms of the Credit Facility, we have the right, from time to time, to increase the aggregate revolving commitments from $100 million up to a maximum $150 million, subject to certain limitations set forth in the Credit Facility. We have issued letters of credit under the Credit Facility in an aggregate amount of $6.4 million at December 31, 2011 and have otherwise not borrowed under the Credit Facility. The letters of credit are for security deposits related to certain office leases. The letters of credit expire at various times from January 2012 through September 2012, but will automatically extend for another year from their expiration dates unless we terminate them. To date, no amounts have been drawn on these agreements.

We had cash and cash equivalents and marketable securities of $143.9 million and $123.5 million at December 31, 2011 and 2010, respectively. We believe that existing cash and cash equivalents and marketable securities balances and operating cash flows will be sufficient to support operations, anticipated capital expenditures, and the payment of dividends, as well as potential share repurchases for at least the next 12 months. Our future cash flows will depend on many factors, including our rate of Contract Value growth and selective investments to expand our market presence and enhance technology. Also, we may make investments in, or acquisitions of, complementary businesses, which could require us to borrow under the Credit Facility as an additional source of liquidity for permitted acquisitions or seek additional financing, which may not be available on acceptable terms or at all.

In December 2011, we sold substantially all of the assets of Toolbox.com for $2.1 million subject to a customary post-closing working capital adjustment. Cash flows from continuing operations have been combined with cash flows from discontinued operations. We do not anticipate the sale to materially impact cash flows from operations in future periods.

In September 2011, we completed the acquisition of Baumgartner. We acquired 100% of the equity interests of Baumgartner for an initial cash payment of approximately $6.4 million less cash acquired of $1.0 million. We will be required to pay up to an additional $1.5 million at various times prior to September 30, 2013.

In May 2010, we completed the acquisition of Iconoculture. We acquired 100% of the equity interests of Iconoculture for an initial cash payment of $16.2 million, less cash acquired totaling $7.2 million, plus a working capital adjustment of $4.0 million paid in July 2010. We also paid $1.5 million on April 1, 2011, which had been held back by us as security for any indemnifiable losses under the terms of the acquisition agreement. In addition, we paid additional consideration of $2.5 million on April 1, 2011 as final settlement of the additional consideration associated with Iconoculture's financial performance against certain specified targets for the year ended December 31, 2010.

In February 2012, we completed the acquisition of 100% of the stock of Valtera Corporation ("Valtera"), an Illinois corporation, for $23.5 million, less cash acquired. The agreement to acquire Valtera is subject to customary post-closing adjustments for working capital and contains customary representations, warranties and covenants.

Cash flows from operating activities

Membership subscriptions, which principally are annually renewable agreements, generally are payable by members at the beginning of the contract term. Historically, the combination of revenue growth, profitable operations, and advance payments of membership subscriptions has resulted in net cash flows provided by operating activities. Net cash flows provided by operating activities were $100.3 million, $85.1 million, and $28.6 million in 2011, 2010, and 2009, respectively.

In 2011, the increase of $15.2 million in cash flows provided by operations was primarily due to higher bookings during the year (collection of cash before recognition of revenue) as evidenced by an increase of $34.2 million in deferred revenues in 2011, net of deferred revenue acquired, compared to an increase of $22.4 million in 2010. We also paid $11.1 million less in taxes in 2011 compared to 2010.

In 2010, the increase of $56.5 million in cash flows provided by operations was primarily due to higher bookings during the year (collection of cash before recognition of revenue) as evidenced by an increase of $22.4 million in deferred revenues in 2010, net of deferred revenue acquired, compared to a decrease of $47.5 million in 2009.

We made income tax payments of $28.3 million, $39.4 million, and $32.7 million 2011, 2010, and 2009, respectively, and expect to continue making tax payments in future periods. In 2011, the decrease in income tax payments was primarily due to the impact of tax deductions associated with the sale of Toolbox.com.

Cash flows from investing activities

Our cash management, acquisition, and capital expenditure strategies affect cash flows from investing activities. Net cash flows used in investing activities were $4.9 million in 2011. In 2010 and 2009, net cash flows provided by investing activities were $0.1 million and $11.5 million, respectively.

In 2011, we generated $9.8 million from maturities of marketable securities and used $10.2 million for capital expenditures, primarily on technology infrastructure and new product platforms. In addition, we utilized $6.2 million for acquisitions of businesses, primarily related to Baumgartner, which included an initial payment of $6.4 million less cash acquired of $1.0 million.

In 2010, we generated $22.4 million from maturities of marketable securities and used $8.3 million for capital expenditures, primarily on technology infrastructure and additional office space buildouts. In addition, we used $13.0 million for the Iconoculture acquisition, which includes an initial payment of $9.0 million, net of cash acquired, and a working capital payment of $4.0 million. An additional $1.0 million was utilized for an equity method investment.

In 2009, we generated $14.4 million from maturities of marketable securities and $5.2 million from the acquisition of Tower Group. We used $7.1 million for capital expenditures, primarily on technology infrastructure, and $1.0 million for a cost method investment.

In October 2009, we acquired 100% of the equity interests of Tower Group to supplement our existing financial services products. As part of the acquisition, we agreed to assume certain obligations that might otherwise have been resolved prior to consummating the transaction. In return, the seller agreed to leave assets on the balance sheet to settle those obligations.

We estimate that capital expenditures to support our infrastructure will range from $12.0 to $15.0 million in 2012.

Cash flows from financing activities

Net cash flows used in financing activities were $63.8 million, $14.5 million, and $24.6 million in 2011, 2010, and 2009, respectively.

In 2011, the $49.3 million increase in cash outflows used in financing was primarily due to repurchase of shares of our common stock. In 2011, we utilized $40.3 million to repurchase 1.3 million shares of our common stock pursuant to a publicly announced plan. An additional $3.0 million of the repurchases were the result of employees using common stock received from the exercise of share-based awards to satisfy the minimum statutory federal and state tax withholding requirements. This compares to $1.2 million used on the repurchases of shares in 2010. In addition, we increased our quarterly dividend from $0.11 per share in each quarter of 2010 to $0.15 per share in each quarter of 2011 resulting in dividends paid of $20.4 million and $15.1 million in 2011 and 2010, respectively. Additionally, we utilized $3.7 million for the acquisition of businesses, primarily related to payments in April 2011 of the Iconoculture contingent consideration and an amount which had been held back for indemnifiable losses under the terms of the acquisition agreement. We also recorded a $1.9 million excess tax benefit related to share-based compensation and received $1.7 million from the exercise of share-based awards in 2011.

In 2010, the $10.1 million decrease in cash flows used in financing activities was primarily the result of the decrease in our quarterly dividend in the second quarter of 2009. Our quarterly dividend was $0.44 in the first quarter of 2009 and $0.10 in the second, third, and fourth quarters of 2009. We increased our dividend to $0.11 in the first quarter of 2010. In addition, we repurchased $1.2 million of our shares compared to $0.1 million in 2009. These repurchases were the result of employees using common stock received from the exercise of share-based awards to satisfy the statutory minimum federal and state withholding requirements generated from the exercise of such awards.

In 2009, dividend payments were $25.2 million and we repurchased approximately five thousand shares of our common stock for $0.1 million. The quarterly dividend was decreased from $0.44 to $0.10 per share in the second quarter of 2009 and increased to $0.11 per share in the first quarter of 2010. Proceeds from the issuance of common stock under the employee stock purchase plan were $0.7 million.

In February 2012, our Board of Directors declared a quarterly dividend of $0.175 per share for the first quarter of 2012.

Contractual obligations

The following table summarizes our known contractual obligations at December 31, 2011 and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

Payments Due by Period (In Thousands) at December 31, 2011

	Total	YE 2012	YE 2013	YE 2014	YE 2015	YE 2016	Thereafter
Operating lease obligations	$ 575,082	$ 36,338	$ 36,571	$ 36,335	$ 36,865	$ 37,518	$ 391,455
Deferred compensation liability	20,026	2,361	1,335	883	489	870	14,088
Purchase commitments	12,565	6,441	3,571	2,553	—	—	—
Total	$ 607,673	$ 45,140	$ 41,477	$ 39,771	$ 37,354	$ 38,388	$ 405,543

Sublease Receipts by Period (In Thousands) at December 31, 2011

	Total	YE 2012	YE 2013	YE 2014	YE 2015	YE 2016	Thereafter
Subleases receipts	$ 269,819	$ 14,003	$ 14,310	$ 13,883	$ 14,954	$ 15,328	$ 197,841

Operating lease obligations include scheduled rent increases for our headquarters of 1.85% per year through 2017, and 2% per year thereafter. Purchase commitments primarily relate to information technology and infrastructure contracts.

Not included in the table above are unrecognized tax benefits of $1.1 million.

Off-balance sheet arrangements

At December 31, 2011, we had no off-balance sheet financing or other arrangements with unconsolidated entities or financial partnerships (such as entities often referred to as structured finance or special purpose entities) established for purposes of facilitating off-balance sheet financing or other debt arrangements or for other contractually narrow or limited purposes.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we are exposed to interest rate and foreign currency exchange rate risks that could impact our financial position and operating results.

Interest rate risk

We are exposed to interest rate risk primarily through our portfolio of cash and cash equivalents and marketable securities, which is designed for safety of principal and liquidity. Cash and cash equivalents are primarily comprised of cash held in demand deposit accounts at various financial institutions. Marketable securities consist primarily of Washington, DC tax exempt bonds. We perform periodic evaluations of the relative credit ratings related to cash and cash equivalents and marketable securities. This portfolio is subject to inherent interest rate risk as investments mature and are reinvested at current market interest rates. We currently do not use derivative financial instruments to adjust our portfolio risk or income profile. A hypothetical 10% adverse movement in interest rates would not have a material impact on our operating results or cash flows.

The following table provides the principal (notional) amount by expected maturity of our available-for-sale marketable securities at December 31, 2011 (dollars in thousands):

	2012	2013	Thereafter	Total	Fair Value 12/31/11
Marketable securities	$ 3,700	$ 6,426	$ —	$ 10,126	$ 10,516
Average effective interest rate	4.25%	4.59%	—		

Foreign currency risk

Our international operations subject us to risks related to currency exchange fluctuations. Prices for our products are denominated primarily in US dollars, even when sold to members that are located outside the United States. Many of the costs associated with our operations located outside the United States are denominated in local currencies. As a consequence, increases in local currencies against the US dollar in countries where we have foreign operations would result in higher operating costs and, potentially, reduced earnings. We use forward contracts, designated as cash flow hedging instruments, to protect against foreign currency exchange rate risks inherent with our cost reimbursement agreement with our UK subsidiary. A forward contract obligates us to exchange a predetermined amount of US dollars to make an equivalent British Pound payment equal to the value of such exchange. The maximum length of time over which we hedge our exposure to the variability in future cash flows is 12 months.

The functional currency of substantially all of our wholly-owned foreign subsidiaries is the US dollar. For these foreign subsidiaries, monetary balance sheet and related income statement accounts, representing claims receivable or payable in a fixed number of foreign currency units regardless of changes in exchange rates, are re-measured at the current exchange rate with exchange gains and losses recorded in income. Non-monetary balance sheet items and related income statement accounts, which do not result in a fixed future cash inflow or outflow of foreign currency units, are re-measured at their historical exchange rates. In 2011 we recorded a foreign currency translation loss of $0.3 million and in 2010 we recorded a gain of $0.1 million, which are included in Other (expense) income, net in the consolidated statements of income. A hypothetical 10% adverse movement in British Pounds would result in additional expense of approximately $4 million.

FORWARD-LOOKING STATEMENTS

This Annual Report, including information incorporated into this document by reference, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. All such forward-looking statements are based on management's beliefs, current expectations and information currently available to management. These statements are contained throughout this Annual Report, including under the section entitled Management's Discussion and Analysis of Financial Condition and Results of Operations. Forward-looking statements frequently contain words such as "believes," "expects," "anticipates," "intends," "plans," "will," "estimates," "forecasts," "projects" and other words of similar meaning. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts, financial results or financial condition. Forward-looking statements include information concerning our possible or assumed results of operations, business strategies, financing plans, competitive position, and potential growth opportunities.

Forward-looking statements involve risks, uncertainties, and assumptions. Actual results may differ materially from those set forth in the forward-looking statements. One must carefully consider any such statement and should understand that many factors could cause actual results to differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those indicated by forward-looking statements include, among others, those discussed in this Annual Report under Critical Accounting Policies and elsewhere in Management's Discussion and Analysis of Financial Condition and Results of Operations. Additional uncertainties that could affect future results include general economic conditions and future financial performance of members and industries. One should understand that it is not possible to predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete statement of all potential risks or uncertainties. All forward-looking statements contained in this Annual Report are qualified by these cautionary statements and are made only as of the date this Annual Report is filed. We undertake no obligation, other than as required by law, to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

THE CORPORATE EXECUTIVE BOARD COMPANY
CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Per-Share Amounts)

	December 31, 2011	December 31, 2010
Assets		
Current Assets:		
Cash and cash equivalents	$ 133,429	$ 102,498
Marketable securities	3,794	10,114
Membership fees receivable, net	154,255	141,322
Deferred income taxes, net	17,844	18,727
Deferred incentive compensation	17,330	15,710
Prepaid expenses and other current assets	21,624	10,388
Total current assets	348,276	298,759
Deferred income taxes, net	20,490	43,524
Marketable securities	6,722	10,850
Property and equipment, net	80,981	83,140
Goodwill	29,492	29,266
Intangible assets, net	13,581	13,828
Other noncurrent assets	34,150	30,782
Total assets	$ 533,692	$ 510,149
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 46,067	$ 52,439
Accrued incentive compensation	37,884	40,719
Deferred revenues	284,935	251,200
Total current liabilities	368,886	344,358
Deferred income taxes	1,436	679
Other liabilities	83,806	82,296
Total liabilities	454,128	427,333
Commitments and contingencies		
Stockholders' Equity:		
Common stock, par value $0.01; 100,000,000 shares authorized; 43,857,020 and 43,533,802 shares issued and 33,302,495 and 34,322,055 shares outstanding at December 31, 2011 and 2010, respectively	439	435
Additional paid-in-capital	418,318	409,558
Retained earnings	332,258	300,030
Accumulated elements of other comprehensive income	778	1,714
Treasury stock, at cost, 10,554,525 and 9,211,747 shares at December 31, 2011 and 2010, respectively	(672,229)	(628,921)
Total stockholders' equity	79,564	82,816
Total liabilities and stockholders' equity	$ 533,692	$ 510,149

See accompanying notes to consolidated financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY
CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Per-Share Amounts)

	Year Ended December 31,		
	2011	2010	2009
Revenues	$ 484,663	$ 432,431	$ 436,562
Costs and Expenses:			
Cost of services	167,258	153,283	143,456
Member relations and marketing	142,324	121,239	123,331
General and administrative	61,668	56,896	56,371
Depreciation and amortization	16,928	18,039	19,533
Costs associated with exit activities	—	—	11,518
Restructuring costs	—	—	8,568
Total costs and expenses	388,178	349,457	362,777
Operating profit	96,485	82,974	73,785
Other (expense) income, net	(178)	3,140	6,246
Income from continuing operations before provision for income taxes	96,307	86,114	80,031
Provision for income taxes	38,860	34,015	30,197
Income from continuing operations	57,447	52,099	49,834
Loss from discontinued operations, net of provision for income taxes	(4,792)	(11,736)	(4,205)
Net income	$ 52,655	$ 40,363	$ 45,629
Basic earnings (loss) per share	$ 1.55	$ 1.18	$ 1.34
Continuing operations	1.69	1.52	1.46
Discontinued operations	$ (0.14)	$ (0.34)	$ (0.12)
Diluted earnings (loss) per share	$ 1.53	$ 1.17	$ 1.33
Continuing operations	1.67	1.51	1.45
Discontinued operations	$ (0.14)	$ (0.34)	$ (0.12)
Weighted average shares outstanding:			
Basic	34,071	34,256	34,111
Diluted	34,419	34,553	34,293
Dividends per share	$ 0.60	$ 0.44	$ 0.74

See accompanying notes to consolidated financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31,		
	2011	2010	2009
Cash flows from operating activities			
Net income	$ 52,655	$ 40,363	$ 45,629
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Loss on disposal of discontinued operations	3,503	—	—
Impairment loss	—	12,645	—
Depreciation and amortization	17,710	20,462	22,991
Deferred income taxes	21,211	(11,628)	(255)
Share-based compensation	8,118	7,490	10,751
Excess tax benefits from share-based compensation arrangements	(1,949)	(942)	—
Foreign currency translation loss	330	—	—
Amortization of marketable securities premiums, net	194	357	691
Costs associated with exit activities	—	—	11,518
Gain on acquisition	—	—	(680)
Changes in operating assets and liabilities:			
Membership fees receivable, net	(13,088)	(13,231)	3,622
Deferred incentive compensation	(1,723)	(5,989)	2,900
Prepaid expenses and other current assets	(11,517)	(446)	(91)
Other non-current assets	(2,661)	(5,387)	(9,525)
Accounts payable and accrued liabilities	(5,464)	(2,792)	(18,533)
Accrued incentive compensation	(2,708)	12,744	2,387
Deferred revenues	34,200	22,413	(47,512)
Other liabilities	1,440	9,036	4,681
Net cash flows provided by operating activities	100,251	85,095	28,574
Cash flows from investing activities			
Purchases of property and equipment	(10,203)	(8,322)	(7,052)
Acquisition of businesses, net of cash acquired	(6,193)	(13,957)	5,173
Proceeds from sale of discontinued operations	1,779	—	—
Cost method investment	(150)	—	(1,000)
Maturities of marketable securities	9,845	22,381	14,409
Net cash flows (used in) provided by investing activities	(4,922)	102	11,530
Cash flows from financing activities			
Proceeds from the exercise of stock options	1,660	436	—
Proceeds from issuance of common stock under the employee stock purchase plan	502	451	725
Acquisition of businesses, contingent consideration	(3,650)	—	—
Credit facility issuance costs	(542)	—	—
Excess tax benefits from share-based compensation arrangements	1,949	942	—
Purchase of treasury shares	(43,308)	(1,237)	(87)
Payment of dividends	(20,426)	(15,051)	(25,196)
Net cash flows used in financing activities	(63,815)	(14,459)	(24,558)
Effect of exchange rates on cash	(583)	—	—
Net Increase in cash and cash equivalents	30,931	70,738	15,546
Cash and cash equivalents, beginning of year	102,498	31,760	16,214
Cash and cash equivalents, end of year	$ 133,429	$ 102,498	$ 31,760

See accompanying notes to consolidated financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2009, 2010, and 2011
(In Thousands, Except Share Amounts)

	Common Stock		Additional		Accumulated Elements			Annual
	Shares	Amount	Paid-in-Capital	Retained Earnings	of Other Comprehensive Income	Treasury Stock	Total	Comprehensive Income
Balance at December 31, 2008	34,043,752	$ 432	$ 395,434	$ 254,285	$ 55	$ (627,597)	$ 22,609	
Issuance of common stock upon the exercise of common stock options and release of restricted stock units	59,782	—	—	—	—	—	—	—
Issuance of common stock under the employee stock purchase plan	48,448	1	724	—	—	—	725	—
Share-based compensation	—	—	10,751	—	—	—	10,751	—
Tax effect of share-based compensation	—	—	(5,280)	—	—	—	(5,280)	—
Purchase of treasury shares	(4,974)	—	—	—	—	(87)	(87)	—
Change in unrealized gains on available-for-sale marketable securities, net of tax	—	—	—	—	(195)	—	(195)	$ (195)
Foreign currency hedge	—	—	—	—	1,341	—	1,341	1,341
Cumulative translation adjustment	—	—	—	—	(20)	—	(20)	(20)
Payment of dividends	—	—	—	(25,196)	—	—	(25,196)	—
Net Income	—	—	—	45,629	—	—	45,629	45,629
Balance at December 31, 2009	34,147,008	$ 433	$ 401,629	$ 274,718	$ 1,181	$ (627,684)	$ 50,277	$ 46,755
Issuance of common stock upon the exercise of common stock options and release of restricted stock units	198,537	2	434	—	—	—	436	—
Issuance of common stock under the employee stock purchase plan	21,668	—	451	—	—	—	451	—
Share-based compensation	—	—	7,490	—	—	—	7,490	—
Tax effect of share-based compensation	—	—	(446)	—	—	—	(446)	—
Purchase of treasury shares	(45,158)	—	—	—	—	(1,237)	(1,237)	—
Change in unrealized gains on available-for-sale marketable securities, net of tax	—	—	—	—	(460)	—	(460)	$ (460)
Foreign currency hedge	—	—	—	—	109	—	109	109
Cumulative translation adjustment	—	—	—	—	884	—	884	884
Payment of dividends	—	—	—	(15,051)	—	—	(15,051)	—
Net income	—	—	—	40,363	—	—	40,363	40,363
Balance at December 31, 2010	34,322,055	$ 435	$ 409,558	$ 300,030	$ 1,714	$ (628,921)	$ 82,816	$ 40,896
Issuance of common stock upon the exercise of common stock options and release of restricted stock units	231,209	4	1,656	—	—	—	1,660	—
Issuance of common stock under the employee stock purchase plan	16,970	—	502	—	—	—	502	—
Share-based compensation	—	—	8,118	—	—	—	8,118	—
Tax effect of share-based compensation	—	—	(1,516)	—	—	—	(1,516)	—
Purchase of treasury shares	(1,267,739)	—	—	—	—	(43,308)	(43,308)	—
Change in unrealized gains on available-for-sale marketable securities, net of tax	—	—	—	—	(245)	—	(245)	$ (245)
Foreign currency hedge	—	—	—	—	(200)	—	(200)	(200)
Cumulative translation adjustment	—	—	—	—	(491)	—	(491)	(491)
Payment of dividends	—	—	—	(20,427)	—	—	(20,427)	—
Net income	—	—	—	52,655	—	—	52,655	52,655
Balance at December 31, 2011	34,302,495	$ 439	$ 418,318	$ 332,258	$ 778	$ (672,229)	$ 79,564	$ 51,719

See accompanying notes to consolidated financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Operations

The Corporate Executive Board Company (the "Company") provides essential information by analyzing and disseminating the most successful practices from its global network of members. The Company drives corporate performance through a network of executives and business professionals by providing actionable insights, analytical tools, and advisory support to quickly and confidently focus efforts on what executives and their teams need to know, and do, next. The Company provides its members with the authoritative and timely decision support they need to elevate company performance and excel in their careers. For an annual fee, members of each program and service have access to an integrated set of products and services, including best practices studies, executive education, customized analysis, proprietary databases and decision support tools. The Company also generated advertising and content-related revenues through its former wholly-owned subsidiary, Toolbox.com, Inc. ("Toolbox.com"). We sold substantially all of the assets of Toolbox.com on December 30, 2011.

Note 2. Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The operating results of Toolbox.com are classified as discontinued operations for all periods presented.

Use of estimates

The Company's consolidated financial statements are prepared in accordance with US generally accepted accounting principles ("GAAP"). These accounting principles require the Company to make certain estimates, judgments and assumptions. The Company believes that the estimates, judgments and assumptions upon which it relies are reasonable based on information available to the Company at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions may affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, the Company's financial statements will be affected.

Foreign currency

The functional currency of substantially all of the Company's wholly-owned foreign subsidiaries is the US dollar. For these foreign subsidiaries, monetary balance sheet and related income statement accounts, representing claims receivable or payable in a fixed number of foreign currency units regardless of changes in exchange rates, are re-measured at the current exchange rate, with exchange gains and losses recorded in income. Non-monetary balance sheet items and related income statement accounts, which do not result in a fixed future cash inflow or outflow of foreign currency units, are re-measured at their historical exchange rates. In 2011, 2010, and 2009 the Company recorded a foreign currency translation loss of $0.3 million and foreign currency translation gains of $0.1 million, and $1.1 million, respectively, which are included in Other (expense) income, net in the consolidated statements of income.

For two of the Company's wholly-owned subsidiaries, the functional currency is the local currency. For these subsidiaries, the translation of their foreign currency into US dollars is performed for assets and liabilities using current foreign currency exchange rates in effect at the balance sheet date and for revenue and expense accounts using average foreign currency exchange rates during the period. Capital accounts are translated at historical foreign currency exchange rates. Translation gains and losses are included in stockholders' equity as a component of accumulated other comprehensive income (loss). Adjustments that arise from foreign currency exchange rate changes on transactions denominated in a currency other than the local currency are included in Other (expense) income, net in the consolidated statements of income.

Cash and cash equivalents and marketable securities

The Company's cash and cash equivalents balance is primarily comprised of cash held in demand deposit accounts at various financial institutions. Investments with maturities of more than three months from the date of purchase are classified as marketable securities. The Company's marketable securities consist primarily of Washington, DC tax exempt bonds. The Company classifies its marketable securities as available-for-sale, which are carried at fair value based on quoted market prices. Changes in net unrealized gains and losses on available-for-sale marketable securities are excluded from net income and are included within accumulated elements of comprehensive income (loss). The specific identification method is used to compute the realized gains and losses on the sale of marketable securities.

Allowance for uncollectible revenue

The Company records an allowance for uncollectible revenue, as a reduction in revenues, based on management's analysis and estimates as to the collectability of membership fees receivable, which generally is not the result of a member's ability to pay. Revenues under membership agreements are generally recognized ratably over the membership period, typically 12 months. Accordingly, the allowance for uncollectible revenue is recorded against the amount of revenues that have been recognized under the contracts that are deemed uncollectible. Membership fees receivable that have not been recognized as revenues are recorded in deferred revenues. As part of its analysis, the Company examines its collections history, the age of the receivables in question, any specific member collection issues that it has identified, general market conditions, member concentrations and current economic and industry trends. Membership fees receivable balances are not collateralized.

Property and equipment, net

Property and equipment consists of furniture, fixtures and equipment, leasehold improvements, capitalized computer software and Web site development costs. Property and equipment are stated at cost, less accumulated depreciation expense. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term. Capitalized software and Web site development costs are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Maintenance and repairs are charged to expense as incurred.

Goodwill

For acquisitions, the Company records any excess purchase price over the net tangible and identifiable intangible assets acquired as goodwill. The Company tests goodwill for impairment annually on October 1, or whenever events or changes in circumstances indicate impairment may have occurred, by comparing its fair value to its carrying value. The Company has concluded that its reporting units used to assess goodwill impairment are the same as its operating segments. Impairment may result from, among other things, deterioration in the performance of the acquired business, adverse market conditions, and a variety of other circumstances. If it is determined that impairment has occurred, the Company records a write-down of the carrying value as an operating expense in the period the determination is made. Although the Company believes goodwill is appropriately stated in its consolidated financial statements, changes in strategy or market conditions could significantly impact these judgments and require an adjustment to the recorded balance.

The determination of the fair value of individual reporting units is based on the average of an income approach (discounted cash flow method) and a market approach (guideline company method). These models require the Company to make various judgmental estimates and assumptions about sales, operating margins, growth rates, discount factors, and valuation multiples.

In 2010, the Company concluded there were impairment indicators relating to its Toolbox.com reporting unit and recognized an impairment loss (see Note 5).

Intangible assets, net

Intangible assets consist primarily of technology and member relationships. These assets are amortized on a straight-line basis over estimated useful lives of 2 to 20 years. The gross carrying amount of intangible assets was $21.3 million and $34.4 million and accumulated amortization was $7.7 million and $20.6 million at December 31, 2011 and 2010, respectively. Amortization expense was $3.4 million, $3.6 million, and $2.6 million in 2011, 2010, and 2009, respectively. In 2010, the Company recorded a $3.1 million impairment loss for Toolbox.com intangible assets (see Note 5). The estimated aggregate amortization expense for each of the succeeding five years ended 2012 through 2016 is $4.3 million, $3.8 million, $2.6 million, $1.5 million, and $0.6 million, respectively.

Recovery of long-lived assets

Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The test for recoverability is made using an estimate of the undiscounted expected future cash flows and, if required, the impairment loss is measured as the amount that the carrying value of the asset exceeds the asset's fair value if the asset is not recoverable.

In 2009, the Company incurred costs associated with exit activities and recorded a charge of $11.5 million primarily related to the impairment of leasehold improvements and furniture, fixtures and equipment at its Arlington, Virginia headquarters.

Fair value of financial instruments

The Company's financial instruments consist primarily of cash and cash equivalents, marketable securities, membership fees receivable, investments held through variable insurance products in a Rabbi Trust for the Company's deferred compensation plan, forward currency contracts, and accounts payable. The carrying value of the Company's financial instruments approximates their fair value.

Revenue recognition

The Company generates the majority of its revenues from three primary service offerings: executive memberships, performance analytics, and leadership academies. Executive memberships generally contain multiple deliverables, which are determined based on the availability and delivery method of the services and may include: on-line best practices research and insights, peer benchmarks, decision and diagnostics tools, advisory support, and live and on-line learning events. Performance analytics deliver data and analytical insight to drive improved performance of executives and their teams and are accounted for as service revenues. Leadership academies generally contain multiple deliverables and provide access to training and development services that may include skill diagnostic reports, learning portal access, classroom-based development sessions, Webinars, and virtual office hours with faculty.

In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2009-13, "Multiple Deliverable Revenue Arrangements" ("ASU 2009-13") that is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. This guidance eliminates the residual method under previous guidance and replaces it with the "relative selling price" method when allocating revenue in a multiple deliverable arrangement. The Company adopted ASU 2009-13 prospectively on January 1, 2011.

When service offerings include multiple deliverables that qualify as separate units of accounting, the Company allocates arrangement consideration at the inception of the contract period to all deliverables based on the relative selling price method in accordance with the selling price hierarchy, which includes vendor specific objective evidence ("VSOE") if available; third-party evidence ("TPE") if VSOE is not available; or best estimate of selling price ("BESP") if neither VSOE nor TPE is available.

- VSOE. The Company determines VSOE based on established pricing and discounting practices for the specific service when sold separately. In determining VSOE, the Company requires that a substantial majority of the selling prices for these services fall within a reasonably narrow pricing range. The Company limits its assessment of VSOE for each element to either the price charged when the same element is sold separately, or the price established by management having the relevant authority to do so for an element not yet sold separately.

- TPE. When VSOE cannot be established for deliverables in multiple element arrangements, the Company applies judgment with respect to whether it can establish a selling price based on TPE. TPE is determined based on competitor prices for similar services when sold separately. Generally, the Company's services contain a significant level of differentiation such that the comparable pricing of services with similar functionality cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitors' selling prices are for similar services on a stand-alone basis. As a result, the Company has not been able to establish selling price based on TPE.

- BESP. When unable to establish a selling price using VSOE or TPE, the Company uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. The Company determines BESP for deliverables by considering multiple factors including, but not limited to, prices it charges for similar offerings, market conditions, competitive landscape and pricing practices.

Revenue is recognized when (1) there is persuasive evidence of an arrangement, (2) the fee is fixed and determinable, (3) services have been rendered and payment has been contractually earned, and (4) collectability is reasonably assured. Certain fees are billed on an installment basis. Customers generally may request a refund of their fees, which is provided from the date of the refund request on a pro-rata basis relative to the length of the remaining term, under the Company's service guarantee.

- Executive memberships. In general, the majority of the deliverables within the Company's memberships are consistently available throughout the membership period. Revenues are generally recognized ratably over the term of the related agreement, which is typically 12 months. Membership fees are billable, and revenue recognition begins, when a member agrees to the terms of the membership and the fees receivable and the related deferred revenue are recorded upon the commencement of the agreement or collection of fees, if earlier. In some instances, a membership may include a service that is available only once, or on a limited basis, during the membership period. These services are separated from the remainder of the membership and arrangement consideration is allocated based on VSOE, if available, or BESP. The consideration allocated to services available only once or on a limited basis is recognized as revenue upon the earlier of the delivery of the service or the completion of the contract period, provided that all other criteria for recognition have been met. The arrangement consideration allocated to the remainder of the membership services continues to be recognized ratably.

- Performance analytics. Revenues are generally recognized ratably from the date services begin, which is primarily after the design of the service outputs, through the completion of the services.

- Leadership academies. Revenues are generally recognized as services are completed. The service offering generally includes one or more class-room based training or presentation events. If more than one delivery date is evident, arrangement consideration is allocated on a pro-rata basis and revenue is recognized on the delivery date of each event.

Agreements entered into between January 1, 2011 and December 31, 2011, and impacted by ASU 2009-13 have resulted in lower operating results in 2011 than would have been reported under the previous guidance. In 2011, revenues and income from operations were lower by $3.6 million, net income was lower by $2.2 million, and basic and diluted earnings per share were lower by $0.06 than what would have been reported under the previous guidance.

To lessen the impact of ASU 2009-13 and to better reflect member priorities and value, the Company modified certain memberships to remove or alter services that were available only once, or on a limited basis, during the membership period. These modifications were completed on or about March 31, 2011. The modifications allow the Company to recognize revenue for executive memberships ratably over the term of the related agreement for sales on or after April 1, 2011. For memberships that have not been modified, the Company has and will continue to allocate arrangement consideration to all services. For services that are available only once, or on a limited basis, revenues are recognized upon the earlier of the delivery of the service or the completion of the contract period.

Advertising and content related revenues from Toolbox.com are recognized as the services are provided.

Deferred incentive compensation

Direct incentive compensation paid to the Company's employees related to the negotiation of new and renewal memberships is deferred and amortized over the term of the related memberships.

Operating leases

The Company recognizes rent expense under operating leases on a straight-line basis over the non-cancelable term of the lease, including free-rent periods. Lease incentives, relating to allowances provided by landlords, are amortized over the term of the lease as a reduction of rent expense. The Company recognizes sublease income on a straight-line basis over the term of the sublease, including free rent periods and escalations, as a reduction of rent expense. Costs associated with acquiring a subtenant, including broker commissions and tenant allowances, are amortized over the sublease term as a reduction of sublease income.

Share-based compensation

The Company has several share-based compensation plans. These plans provide for the granting of common stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), deferred stock units, and incentive bonuses to employees, directors, and consultants. Share-based compensation expense is measured at the grant date of the share-based awards based on their fair value, and is recognized on a straight-line basis over the vesting periods, net of an estimated forfeiture rate.

The grant date fair value of RSUs, which are not entitled to receive dividends until vested, is measured by reducing the share price at that date by the present value of the dividends expected to be paid during the requisite vesting period. The grant date fair value of SARs is calculated using a lattice valuation model. Determining the fair value of share-based awards is judgmental in nature and involves the use of significant estimates and assumptions, including the term of the share-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of the Company's stock and estimated forfeiture rates of the awards. Fair value and forfeiture rate estimates are based on assumptions the Company believes to be reasonable. Actual future results may differ from those estimates.

Advertising expense

The costs of designing and preparing advertising material are recognized throughout the production process. Communication costs, including magazine and newspaper space, radio time, and distribution, are recognized when the communication takes place. Advertising expense in 2011, 2010 and 2009 was $0.6 million, $1.5 million, and $0.2 million, respectively.

Income taxes

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting basis and the tax basis of assets and liabilities. These deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when such amounts are expected to reverse or be utilized. The realization of deferred tax assets is contingent upon the generation of future taxable income. A valuation allowance is provided to reduce such deferred tax assets to amounts more likely than not to be ultimately realized.

Concentration of credit risk and sources of revenues

Financial instruments, which potentially expose the Company to concentration of credit risk, consist primarily of membership fees receivable, cash and cash equivalents, and marketable securities. Concentration of credit risk with respect to membership fees receivable is limited due to the large number of members and their dispersion across many different industries and countries worldwide. However, the Company may be exposed to a declining membership base in periods of unforeseen market downturns, severe competition, or international developments. The Company performs periodic evaluations of the membership base and related membership fees receivable and establishes allowances for potential credit losses.

The Company's international operations subject it to risks related to currency exchange fluctuations. Prices for the Company's products and services are primarily denominated in US dollars, even when sold to members that are located outside the United States; however, we plan to begin offering foreign currency billing in 2012 to certain members outside of the United States. Many of the costs associated with the Company's operations located outside the United States are denominated in local currencies. The Company uses forward contracts, designated as cash flow hedging instruments, to protect against foreign currency exchange rate risks inherent with its cost reimbursement agreement with its UK subsidiary. A forward contract obligates the Company to exchange a predetermined amount of US dollars to make an equivalent British Pound payment equal to the value of such exchange. The maximum length of time over which the Company hedges its exposure to the variability in future cash flows is 12 months.

The Company maintains a portfolio of cash and cash equivalents and marketable securities, which is designed for safety of principal and liquidity. The Company performs periodic evaluations of the relative credit ratings related to cash and cash equivalents and marketable securities.

Accumulated elements of other comprehensive income

Accumulated elements of other comprehensive income included within stockholders' equity consist of the following (in thousands):

	December 31,	
	2011	2010
Unrealized gains, net of tax, for available-for-sale marketable securities	$ 171	$ 416
Unrealized (losses) gains, net of tax, for forward currency exchange contracts	(140)	60
Cumulative translation adjustment	747	1,238
Accumulated elements of other comprehensive income	$ 778	$ 1,714

Earnings per share

Basic earnings per share is computed by dividing net income by the number of weighted average common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the number of weighted average common shares outstanding during the period increased by the dilutive effect of potential common shares outstanding during the period. The number of potential common shares outstanding has been determined in accordance with the treasury stock method to the extent they are dilutive. Common share equivalents consist of common shares issuable upon the exercise of outstanding share-based compensation awards. A reconciliation of basic to diluted weighted average common shares outstanding is as follows (in thousands):

	Year Ended December 31,		
	2011	2010	2009
Basic weighted average shares outstanding	34,071	34,256	34,111
Effect of dilutive shares outstanding	348	297	182
Diluted weighted average shares outstanding	34,419	34,553	34,293

In 2011, 2010, and 2009, 1.82 million, 2.45 million, and 3.15 million shares, respectively, related to share-based compensation awards have been excluded from the calculation of the effect of dilutive shares outstanding shown above because their impact would be anti-dilutive.

Note 3. Recent Accounting Pronouncements

Recently adopted

In January 2010, the FASB issued new accounting guidance to require additional disclosures about purchases, sales, issuances, and settlements in the rollforward of Level 3 fair value measurements. The adoption of this new accounting guidance in 2011 did not have a material impact on the consolidated financial statements.

The Company adopted ASU 2009-13 on January 1, 2011 as discussed above in Note 2.

Not yet adopted

In May 2011, the FASB issued ASU 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS." The ASU is the result of joint efforts by the FASB and International Accounting Standards Board to develop a single, converged fair value framework on how (not when) to measure fair value and what disclosures to provide about fair value measurements. While the ASU is largely consistent with existing fair value measurement principles in US GAAP, it modifies Accounting Standards Codification ("ASC") Topic 820, "Fair Value Measurements and Disclosures" ("ASC 820") to expand existing disclosure requirements for fair value measurements and makes other amendments. This ASU is effective for interim and annual periods beginning after December 15, 2011. The Company is in the process of assessing this new guidance but the adoption of this ASU is not expected to have a material impact on the consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, "Presentation of Comprehensive Income." This ASU revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC Topic 220, "Comprehensive Income" and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements.

The ASU does not change the items that must be reported in other comprehensive income. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The adoption of this ASU is not expected to have a material impact on the consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08 "Testing Goodwill for Impairment." This ASU allows entities to first assess qualitatively whether it is necessary to perform the two-step goodwill impairment test. If an entity believes, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative two-step goodwill impairment test is required. An entity has the unconditional option to bypass the qualitative assessment and proceed directly to performing the first step of the goodwill impairment test. This ASU is effective for goodwill impairment tests performed in interim and annual periods for fiscal years beginning after December 15, 2011. The Company does not expect this guidance will have a material impact on the consolidated financial statements.

Note 4. Acquisitions

On September 30, 2011 the Company completed the acquisition of Baumgartner & Partner GmbH ("Baumgartner"), a German services firm that provides human resources and finance data and benchmarking services, as well as human resources advisory services. The Company acquired 100% of the equity interests for an initial cash payment of $6.4 million less cash acquired of $1.0 million. The Company allocated $4.1 million to intangible assets with a weighted average amortization period of 5 years and $3.8 million to goodwill. The Company also will be required to pay an additional $1.5 million less any amounts that the Company is entitled to retain to reimburse it for any losses that are subject to indemnification by the sellers, at various times prior to September 30, 2013.

In May 2010, the Company completed the acquisition of Iconoculture, Inc., a Minnesota corporation (now doing business as Iconoculture LLC, or "Iconoculture"). Iconoculture provides comprehensive consumer insights and effective strategic marketing advisory services and project support to an established customer base. The Company acquired 100% of the equity interests of Iconoculture for an initial cash payment of $16.2 million, less cash acquired totaling $7.2 million, plus a working capital adjustment of $4.0 million paid in July 2010. The Company also paid $1.5 million on April 1, 2011, which had been held back by the Company for any indemnifiable losses under the terms of the acquisition agreement. In addition, the Company paid $2.5 million on April 1, 2011 as final settlement of the additional consideration associated with Iconoculture's financial performance against certain specified targets for the year ended December 31, 2010. The acquisition date fair value of the total consideration was $24.2 million and was allocated to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values. The Company allocated $9.2 million to intangible assets with a weighted average amortization period of 4.5 years and $11.0 million to goodwill.

In October 2009, the Company acquired 100% of the equity interest of The Tower Group, Inc. ("Tower Group") to supplement its existing financial services products. As part of the acquisition, the Company agreed to assume certain obligations that might otherwise have been resolved prior to consummating the transaction. In return, the seller agreed to leave assets on the balance sheet to settle those obligations. As a result, the Company recorded a $0.7 million gain, which is included in Other (expense) income, net.

On February 3, 2012, the Company completed the acquisition of 100% of the stock of Valtera Corporation ("Valtera"), an Illinois corporation, for $23.5 million, less cash acquired. Valtera is a global talent management company with assets including a team of organizational psychologists, an innovative technology platform, an extensive list of Fortune 100 clients, and premier customer satisfaction scores. The acquisition was completed pursuant to a Stock Purchase Agreement dated February 3, 2012 (the "Agreement"), by and among the Company, Valtera and the shareholders of Valtera. The Agreement to acquire Valtera is subject to customary post-closing adjustments for working capital and contains customary representations, warranties and covenants.

Note 5. Discontinued Operations

On December 30, 2011, the Company sold substantially all of the assets of Toolbox.com for $2.1 million subject to a customary post-closing working capital adjustment. The carrying amounts of the major classes of assets and liabilities sold consisted of (in thousands):

	December 30, 2011	December 31, 2010
Accounts receivable	$ 1,060	$ 1,276
Other current assets	46	74
Property and equipment	100	192
Goodwill	3,449	3,449
Intangible assets	952	1,625
Total assets	5,607	6,616
Current liabilities	471	675
Net assets sold	$ 5,136	$ 5,941

The components of discontinued operations included in the consolidated statements of income consisted of (in thousands):

	Year Ended December 31, 2011	2010	2009
Revenues	$ 5,251	$ 6,476	$ 6,344
Costs and expenses:			
Cost of services	3,202	2,486	3,562
Member relations and marketing	2,115	2,651	2,692
General and administrative	2,930	3,975	3,045
Depreciation and amortization	782	2,423	3,458
Impairment loss	—	12,645	—
Loss on disposal	3,503	—	—
Loss from discontinued operations before provision for income taxes	(7,281)	(17,704)	(6,413)
Provision for income taxes	(2,489)	(5,968)	(2,208)
Loss from discontinued operations, net of provision for income taxes	$ (4,792)	$ (11,736)	$ (4,205)

In the third quarter of 2011, the Company identified indicators of possible impairment relating to the continued weakness in the online advertising market. We tested the goodwill for impairment and determined that the asset was not impaired. The carrying value of the reporting unit was $5.1 million at September 30, 2011.

In the third quarter of 2010, the Company concluded there were impairment indicators relating to its Toolbox.com reporting unit based on a combination of factors (including the current economic environment and the near term outlook for advertising related revenue). The Company completed an impairment test at September 1, 2010 and concluded that goodwill and intangible asset amounts were impaired. The total pre-tax impairment loss recognized in 2010 was $12.6 million ($9.5 million related to goodwill and $3.1 million related to intangible assets).

The Company utilized the income approach (discounted cash flow method) and the market approach (guideline company method and the transaction method) in the determination of the fair value. Significant assumptions included: expected revenue growth rates, reporting unit profit margins, and working capital levels; a discount rate of 19%; and a terminal value based upon long-term growth assumptions. The expected future revenue growth rates and profit margins were determined after taking into consideration historical revenue growth rates and profit margins, the Company's assessment of future market potential, and the Company's expectations of future business performance.

Note 6. Fair Value Measurements

Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. There is a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company has segregated all assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the tables below (in thousands):

	December 31, 2011			December 31, 2010		
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets						
Cash and cash equivalents	$ 133,429	$ —	$ —	$ 102,498	$ —	$ —
Debt securities issued by the District of Columbia	10,516	—	—	20,964	—	—
Investments held through variable insurance products in a Rabbi Trust	—	13,985	—	—	14,905	—
Forward currency exchange contracts	—	34	—	—	232	—
Financial liabilities						
Forward currency exchange contracts	$ —	$ 334	$ —	$ —	$ 113	$ —
Contingent consideration—Iconoculture	—	—	—	—	—	1,900

Investments held through variable insurance products in a Rabbi Trust consist of mutual funds available only to institutional investors. The fair value of these investments are based on the fair value of the underlying investments held by the mutual funds allocated to each share of the mutual fund using a net asset value approach. The fair values of the underlying investments held by the mutual funds are observable inputs. The fair value for foreign currency exchange contracts are based on bank quotations for similar instruments using models with market-based inputs.

The fair value estimate of the Iconoculture contingent consideration was $1.9 million at December 31, 2010. In March 2011, the Company increased its estimate of the contingent consideration to $2.5 million. On April 1, 2011, the Company paid $2.5 million as final settlement of the additional consideration associated with Iconoculture's financial performance against certain specified targets for the year ended December 31, 2010.

Certain assets, such as goodwill and intangible assets, and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is impairment). The Company recorded fair value adjustments relating to the Toolbox.com impairment in 2010 (see Note 5). All such fair value measurements are included in the Level 3 fair value hierarchy.

Note 7. Marketable Securities

The aggregate fair value, amortized cost, gross unrealized gains and gross unrealized losses on available-for-sale marketable securities are as follows (in thousands):

	December 31, 2011			
	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
Washington DC tax exempt bonds	$ 10,516	$ 10,226	$ 290	$ —

	December 31, 2010			
	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
Washington DC tax exempt bonds	$ 20,964	$ 20,265	$ 699	$ —

The following table summarizes marketable securities maturities (in thousands):

	December 31, 2011	
	Fair Value	Amortized Cost
Less than one year	$ 3,794	$ 3,725
Matures in 1 to 5 years	6,722	6,501
Marketable securities	$ 10,516	$ 10,226

Note 8. Membership Fees Receivable

Membership fees receivable consists of the following (in thousands):

	December 31, 2011	December 31, 2010
Billed	$ 109,533	$ 106,784
Unbilled	45,684	36,327
	155,217	143,111
Allowance for uncollectible revenue	(962)	(1,789)
Membership fees receivable, net	$ 154,255	$ 141,322

Note 9. Property and Equipment, Net

Property and equipment consists of the following (in thousands):

	December 31, 2011	December 31, 2010
Furniture, fixtures, and equipment	$ 47,112	$ 47,592
Leasehold improvements	80,254	77,924
Computer software and Web site development costs	29,980	24,916
	157,346	150,432
Accumulated depreciation	(76,365)	(67,292)
Property and equipment, net	$ 80,981	$ 83,140

Depreciation expense was $13.5 million, $14.4 million, and $17.0 million in 2011, 2010, and 2009, respectively.

Note 10. Goodwill

Changes in the carrying amount of goodwill are as follows (in thousands):

	December 31, 2011	December 31, 2010
Beginning of year	$ 29,266	$ 27,129
Goodwill acquired	3,773	11,453
Foreign currency translation adjustment	(98)	205
Discontinued operations	(3,449)	—
Impairment loss	—	(9,521)
End of year	$ 29,492	$ 29,266

Note 11. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following (in thousands):

	December 31, 2011	December 31, 2010
Accounts payable	$ 3,732	$ 6,115
Advanced membership payments received	16,220	16,149
Other accrued liabilities	26,115	30,175
Accounts payable and accrued liabilities	$ 46,067	$ 52,439

Note 12. Other Liabilities

Other liabilities consist of the following (in thousands):

	December 31, 2011	December 31, 2010
Deferred compensation	$ 10,894	$ 11,215
Lease incentives	29,999	31,619
Deferred rent benefit—long term	25,862	23,079
Other	17,051	16,383
Total other liabilities	$ 83,806	$ 82,296

Note 13. Revolving Credit Facility

On March 16, 2011, the Company, together with certain of its subsidiaries acting as guarantors, entered into a $100 million five-year senior unsecured, revolving credit facility (the "Credit Facility") with certain lenders, including Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, and JPMorgan Chase Bank, N.A., as Syndication Agent. The Credit Facility contains letter of credit and swing line loan sub-facilities and has a maturity date of March 16, 2016.

The Credit Facility is available for working capital and general corporate purposes. Under the terms of the Credit Facility, the Company has the right, from time to time, to increase the aggregate revolving commitments from $100 million up to a maximum $150 million upon at least five business days prior written notice to the Administrative Agent, subject to certain limitations set forth in the Credit Facility, including the absence of a default under the Credit Facility. The Company has issued letters of credit under the Credit Facility in an aggregate amount of $6.4 million at December 31, 2011 and has otherwise not borrowed under the Credit Facility.

Borrowings under the Credit Facility bear interest at rates based on the ratio of the Company's consolidated indebtedness to consolidated EBITDA (earnings before interest income, net, depreciation and amortization, and provision for income taxes.) for applicable periods specified in the Credit Facility (the "Consolidated Leverage Ratio"). Such rates are tied to the highest of the federal funds rate, Bank of America's prime rate and LIBOR, or to LIBOR, depending on the type of loan.

The Company must pay the Administrative Agent a quarterly commitment fee based on the amount by which the aggregate revolving commitments exceed the outstanding loans and obligations of the Company under the Credit Facility. Additionally, the Company must pay the lenders certain letter of credit fees based on the daily amount available to be drawn under such letters of credit. The commitment fee and letter of credit fees vary based on the Consolidated Leverage Ratio.

The Credit Facility also contains customary financial and other covenants, including limitations on the ability of the Company and its subsidiaries to incur debt or liens or make certain investments and restricted payments, a requirement to maintain certain leverage and interest coverage ratios, and certain restrictions on the sale of assets and capital expenditures. A violation of these covenants could result in the Company being prohibited from making certain restricted payments, including dividends, or cause a default under the Credit Facility, which would permit the participating lenders to restrict the Company's ability to access the Credit Facility and require the immediate repayment of any outstanding advances made under it.

Note 14. Derivative Instruments and Hedging

The Company's international operations are subject to risks related to currency exchange fluctuations. Prices for the Company's products and services currently are denominated primarily in US dollars, including products and services sold to members that are located outside the United States. Many of the costs associated with the Company's operations located outside the United States are denominated in local currencies. As a consequence, increases in local currencies against the US dollar in countries where the Company has foreign operations would result in higher effective operating costs and, potentially, reduced earnings. The Company uses forward contracts, designated as cash flow hedging instruments, to protect against foreign currency exchange rate risks inherent with its cost reimbursement agreements with its United Kingdom subsidiary. A forward contract obligates the Company to exchange a predetermined amount of US dollars to make equivalent Pound Sterling ("GBP") payments equal to the value of such exchanges.

The Company formally documents all relationships between hedging instruments and hedged items as well as its risk-management objective and strategy for undertaking hedge transactions. The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows is 12 months. The forward contracts are recognized on the consolidated balance sheets at fair value. Changes in the fair value measurements of the derivative instruments are reflected as adjustments to other comprehensive income ("OCI") and/or current earnings. The notional amount of outstanding forward contracts was $22.8 million at December 31, 2011.

The fair value of all derivative instruments, which are designated as hedging instruments, on the Company's consolidated balance sheets are as follows (in thousands):

Balance Sheet Location	December 31, 2011	December 31, 2010
Assets:		
Prepaid expenses and other current assets	$ 34	$ 232
Liability:		
Accounts payable and accrued liabilities	$ 334	$ 113

The pre-tax effect of derivative instruments on the Company's consolidated statements of income is shown in the table below (in thousands):

Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)
	Year Ended December 31, 2011		Year Ended December 31, 2011
Cost of services	$ 268	Forward currency contracts	$ 268
Member relations and marketing	228		
General and administrative	109		
Total	$ 605		

Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)
	Year Ended December 31, 2010		Year Ended December 31, 2010
Cost of services	$ 3	Forward currency contracts	$ 190
Member relations and marketing	4		
General and administrative	(11)		
Total	$ (4)		

The ineffective portion of the cash flow hedges was immaterial.

Note 15. Stockholders' Equity and Share-Based Compensation

Share-based compensation

Under share-based compensation plans, the Company may grant employees, directors, and consultants common stock options, SARs, and RSUs. Stock options are rights to purchase common stock of the Company at the fair market value on the date of grant. SARs are equity settled share-based compensation arrangements whereby the number of shares of the Company's common stock that will ultimately be issued is based on the appreciation of the Company's common stock and the number of awards granted to an individual. RSUs are equity settled share-based compensation arrangements of a number of shares of the Company's common stock. Holders of stock options and SARs do not participate in dividends until after the exercise of the award. RSU holders do not participate in dividends nor do they have voting rights until the restrictions lapse.

Share-based compensation expense is recognized on a straight-line basis, net of an estimated forfeiture rate, for those shares expected to vest over the requisite service period of the award, which is generally the vesting term of four years. Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate is based on historical experience. In 2011, the Company's estimated forfeiture rate was 14%. In 2010, the Company decreased its estimated forfeiture rate from 16% to 14%.

The Company recognized total share-based compensation costs of $8.1 million, $7.5 million, and $10.8 million in 2011, 2010, and 2009, respectively. These amounts are allocated to Cost of services, Member relations and marketing, and General and administrative expenses in the consolidated statements of income. The total income tax benefit for share-based compensation arrangements was $3.2 million, $3.0 million, and $4.3 million in 2011, 2010, and 2009, respectively. At December 31, 2011, $17.2 million of total estimated unrecognized share-based compensation cost is expected to be recognized over a weighted-average period of approximately 2 years.

Equity incentive plans

The Company issues awards under the 2004 Stock Incentive Plan, as amended, (the "2004 Plan") and the Directors' Stock Option Plan, adopted in 1998 (the "Directors' Plan") (together "the Plans"). The 2004 Plan provides for the issuance of up to 6.3 million shares of common stock, plus any shares subject to outstanding awards under prior equity compensation plans up to an aggregate maximum of 9.4 million shares. The terms of the awards granted under the Plans, including vesting, forfeiture, and post termination exercisability are set by the plan administrator, subject to certain restrictions. The contractual term of equity awards ranges from 4 to 10 years. The Company had 2.1 million shares available for issuance under the Plans at December 31, 2011.

Restricted stock units

The following table summarizes the changes in RSUs:

	2011		2010		2009	
	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value
Nonvested, beginning of year	832,457	$ 19.33	655,792	$ 15.17	133,196	$ 60.18
Granted	317,934	38.27	403,310	25.76	665,059	10.72
Forfeited	(74,143)	21.49	(43,536)	13.08	(81,940)	19.42
Vested	(249,766)	18.80	(183,109)	20.09	(60,523)	59.60
Nonvested, end of year	826,482	$ 26.58	832,457	$ 19.33	655,792	$ 15.17

Stock appreciation rights

The following assumptions were used to value grants of SARs:

	Year Ended December 31,		
	2011	2010	2009
Risk-free interest rate	—	4.30%	—
Dividend yield	—	1.50%	—
Expected life of option (in years)	—	4.8%	—
Expected volatility (calculated historically)	—	42%	—
Weighted-average fair value of share-based compensation awards granted	$ —	$ 11.05	$ —

The following table summarizes the changes in SARs:

	2011		2010		2009	
	Number of Stock Appreciation Rights	Weighted Average Exercise Price	Number of Stock Appreciation Rights	Weighted Average Exercise Price	Number of Stock Appreciation Rights	Weighted Average Exercise Price
Outstanding, beginning of year	1,289,073	$ 63.08	1,351,698	$ 64.51	1,848,263	$ 66.16
Granted	—	—	60,000	30.01	—	—
Forfeited	(132,690)	71.76	(122,625)	62.64	(496,565)	70.81
Exercised	(38,125)	40.78	—	—	—	—
Outstanding, end of year	1,118,258	$ 62.81	1,289,073	$ 63.08	1,351,698	$ 64.51
Vested or expected to vest, end of year	1,085,878	$ 63.62	1,136,816	$ 64.71	1,089,856	$ 65.39
Exercisable, end of year	958,951	$ 66.92	860,271	$ 70.73	604,176	$ 74.04

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of our common stock for those awards that have an exercise price currently below the closing price. At December 31, 2011, the Company had 15,000 vested SARs with an aggregate intrinsic value of $0.1 million. At December 31, 2010, vested SARs outstanding did not have any intrinsic value. The total intrinsic value of SARs exercised in 2011 was $0.1 million.

The following table summarizes the characteristics of SARs at December 31, 2011:

	Stock Appreciation Rights Outstanding			Stock Appreciation Rights Exercisable		
Range of Exercise Prices	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life-Years	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life-Years
$30.01-$45.74	513,505	$ 39.89	3.43	354,198	$ 40.72	3.22
66.60-76.00	379,743	73.21	2.17	379,743	73.21	2.17
97.56-97.56	225,010	97.56	1.20	225,010	97.56	1.20
$30.01-$97.56	1,118,258	$ 62.81	2.55	958,951	$ 66.92	2.33

Stock options

The following table summarizes the changes in stock options:

	2011		2010		2009	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	1,122,865	$ 53.44	1,202,717	$ 53.03	1,803,027	$ 52.75
Granted	—	—	—	—	—	—
Forfeited	(381,625)	47.82	(56,002)	55.83	(600,310)	52.19
Exercised	(68,375)	32.16	(23,850)	27.37	—	—
Outstanding, end of year	672,865	$ 58.79	1,122,865	$ 53.44	1,202,717	$ 53.03
Vested or expected to vest, end of year	672,865	$ 58.79	1,122,865	$ 53.44	1,202,717	$ 53.03
Exercisable, end of year	672,865	$ 58.79	1,122,865	$ 53.44	1,202,717	$ 53.03

At December 31, 2011 and 2010, the Company had vested stock options outstanding to purchase an aggregate of 124,750 and 201,375 shares with an aggregate intrinsic value of $0.7 million and $1.1 million, respectively. The total intrinsic value of stock options exercised in 2011, 2010, and 2009 was $0.5 million, $0.1 million, and $0, respectively.

The following table summarizes the characteristics of stock options at December 31, 2011:

	Options Outstanding and Exercisable		
Range of Exercise Prices	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life-Years
$31.00-$36.81	124,750	$ 32.36	1.03
45.10-64.30	73,240	50.74	1.81
64.88-89.70	474,875	66.97	0.26
$31.00-$89.70	672,865	$ 58.79	0.57

Share repurchases

In August 2011, the Company's Board of Directors authorized a share repurchase of up to an additional $50 million of the Company's common stock. In 2011, the Company repurchased approximately 1.3 million shares of its common stock at a total cost of $40.3 million pursuant to publicly announced plans. The remaining repurchase activity in 2011, 2010, and 2009 relates to common stock surrendered by employees to satisfy federal and state tax withholding obligations. The total remaining authorization pursuant to the Company's stock repurchase program was $28.1 million at December 31, 2011. Repurchases will be made from time to time in open market and privately negotiated transactions subject to market conditions. No minimum number of shares has been fixed. The Company has funded, and expects to continue to fund, its share repurchases with cash on hand and cash generated from operations.

Dividends

The Company funds its dividend payments with cash on hand and cash generated from operations. In February 2012, the Board of Directors declared a quarterly cash dividend of $0.175 per share. The dividend is payable on March 30, 2012 to stockholders of record at the close of business on March 15, 2012. In 2011, the Board of Directors declared quarterly cash dividends of $0.15 per share for each quarter of 2011.

Preferred stock

The Company had 5.0 million shares of preferred stock authorized with a par value of $0.01 per share at December 31, 2011 and 2010. No shares were issued and outstanding at December 31, 2011 and 2010.

Note 16. Costs Associated with Exit Activities

In June 2009, the Company ceased using and entered into a sublease agreement for a portion of its headquarters facility. Also in 2009, the Company ceased using a portion of two other facilities. The Company has sublet a portion of one facility and is attempting to sublease a portion of the other facility. The Company incurred a total pre-tax charge of $11.5 million in 2009 primarily related to the impairment of leasehold improvements and furniture, fixtures and equipment.

Note 17. Restructuring Costs

In 2009, as part of the Company's plans to integrate Tower Group, the Company initiated a workforce reduction plan ("Tower Group Plan") whereby approximately ten Tower Group employees were offered severance agreements subsequent to the acquisition. Restructuring costs associated with this action were $1.2 million, consisting of severance and related termination benefits.

In the second quarter of 2009, the Company committed to a separation plan (the "2009 Plan"), initially offering additional benefits for employees electing to voluntarily separate, for which approximately 155 employees submitted resignations effective beginning July 24, 2009. The 2009 Plan, which has concluded, is part of the Company's continuing efforts (as previously reported) to align its expenses more closely with its outlook and to accelerate the placement of resources in areas that management believes have a greater potential for future growth. The 2009 Plan was not offered to executive officers, critical staff, and most sales staff of the Company. Pre-tax restructuring charges for the 2009 Plan were originally estimated to be approximately $7.8 million, most of which was associated with severance and related termination benefits.

In the fourth quarter of 2008, the Company committed to a plan (the "2008 Plan") of workforce reductions to restructure its business. The restructuring included a reduction of approximately 15% of the Company's workforce at that time; a realignment of products and services, including consolidation or retirement of certain products, to focus on five corporate decision centers and industries we serve; and the implementation of a new, integrated approach to prospect and member account management. Pre-tax restructuring charges for the 2008 Plan were originally estimated to be approximately $9.3 million, most of which was associated with severance and related termination benefits. The Company recorded a pre-tax restructuring charge of $8.0 million in the fourth quarter of 2008.

The Company does not expect to incur any significant additional costs under the 2008 Plan, 2009 Plan, or Tower Group Plan.

	2008 Plan	2009 Plan	Tower Group Plan
Balance at December 31, 2009	$ 532	$ 2,472	$ 1,109
Cash payments	(498)	(1,843)	(1,109)
Change in estimate	(34)	–	–
Balance at December 31, 2010	–	629	–
Cash payments	–	(129)	–
Change in estimate	–	–	–
Balance at December 31, 2011	$ –	$ 500	$ –

Note 18. Income Taxes

The provision for income taxes consists of the following (in thousands):

	Year Ended December 31, 2011	2010	2009
Current tax expense			
Federal	$ 25,478	$ 33,482	$ 23,193
State and local	5,604	8,326	6,061
Foreign	2,335	273	1,295
Total current	33,417	42,081	30,549
Deferred tax (benefit) expense			
Federal	$ 5,207	$ (4,396)	$ 927
State and local	1,238	(3,397)	(896)
Foreign	(1,002)	(273)	(383)
Total deferred	5,443	(8,066)	(352)
Provision for income taxes	$ 38,860	$ 34,015	$ 30,197

In 2011, 2010 and 2009, the Company made cash payments for income taxes of $28.3 million, $39.4 million, and $32.7 million, respectively. As a result of the sale of Toolbox.com, the Company received tax deductions in 2011 lowering cash payments for income taxes. Additionally, the disposition resulted in prepaid income taxes of $11.6 million at December 31, 2011 which is expected to lower our cash payments for income taxes in 2012. Approximately $15.4 million of deferred tax assets were converted to current tax benefits in 2011. The disposed deferred tax assets consisted largely of tax basis goodwill and other intangible assets.

The components of Income before provision for income taxes were as follows:

	Year Ended December 31, 2011	2010	2009
US sources	$ 94,459	$ 85,666	$ 76,013
Non-US sources	1,848	448	4,018
Total	$ 96,307	$ 86,114	$ 80,031

The provision for income taxes differs from the amount of income taxes determined by applying the US federal income tax statutory rate to income before provision for income taxes as follows:

	Year Ended December 31, 2011	2010	2009
Statutory US federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	4.8	3.8	4.6
Foreign income tax	(0.2)	(0.2)	(0.3)
Foreign currency loss	0.2	—	(0.6)
Permanent differences and other, net	1.4	(0.8)	(1.0)
Reserve for tax contingencies	(0.8)	1.7	—
Effective tax rate	40.4%	39.5%	37.7%

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities consist of the following (in thousands):

	December 31, 2011	December 31, 2010
Deferred tax assets		
Share-based compensation	$ 12,564	$ 14,700
Goodwill and intangibles	—	14,736
Accrued incentive compensation	13,404	14,403
Accruals and reserves	1,077	1,204
Net operating loss and tax credit carryforwards	13,231	14,598
Deferred compensation plan	4,771	3,493
Deferred revenues	2,828	2,398
Operating leases and lease incentives	11,473	13,012
Other	1,225	922
Total deferred tax assets	60,573	79,466
Valuation allowance	(7,886)	(7,493)
Total deferred tax assets, net of valuation allowance	52,687	71,973
Deferred tax liabilities		
Deferred incentive compensation	6,866	5,853
Depreciation	5,565	1,636
Goodwill and intangibles	3,110	—
Other	248	2,912
Total deferred tax liabilities	15,789	10,401
Deferred tax assets, net	$ 36,898	$ 61,572

In estimating future tax consequences, Accounting Standards Codification 740 "Income Taxes," generally considers all expected future events in the determination and valuation of deferred tax assets and liabilities. The valuation allowance at December 31, 2011 and 2010 was primarily related to state tax credit carr yforwards from the District of Columbia described below. The net change in the valuation allowance was an increase of $0.4 million and a decrease of $1.6 million in 2011 and 2010, respectively.

The Company has approximately $11.9 million of federal and state net operating loss carryforwards available as a result of the acquisition of Iconoculture. These carryforwards will be available to offset future income through 2031. The Company generated net operating loss carryforwards for state income tax purposes of $2.5 million and $1.9 million in 2010 and 2009, respectively, which are available to offset future state taxable income through 2030. The use of these net operating loss carryforwards may be limited.

Upon moving its headquarters to Arlington, Virginia, the Company became eligible to receive the Major Business Facilities Job Tax Credit ("JTC"). The JTC measured in 2009 was $1.0 million based on the number of full-time jobs that were created or relocated to Virginia. This credit was applied against Virginia state income taxes in 2009 and 2010. Virginia law requires this credit to be recaptured and refunded to the extent average levels of employment decrease during the five years following the measurement of the credit. The Company has estimated $0.1 million, $0.1 million and $0.3 million of this credit will be recaptured at December 31, 2011, 2010 and 2009, respectively, and a valuation allowance has been recorded in this amount against the tax credit carryforward.

The Company has Washington DC tax credit carryforwards resulting in a deferred tax asset of $7.2 million and $7.4 million at December 31, 2011 and 2010, respectively. These credits expire in years 2015 through 2018. The Company recorded a $7.2 million and $7.4 million valuation allowance related to these credit carryforwards at December 31, 2011 and 2010, respectively.

Undistributed earnings of the Company's foreign subsidiaries amounted to $23.5 million, $18.2 million, and $15.2 million at December 31, 2011, 2010, and 2009, respectively. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for US federal and state income taxes has been provided thereon. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company would be subject to both US income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred US income tax liability is not practicable due to the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the US liability.

A reconciliation of the beginning and ending unrecognized tax benefit is as follows (in thousands):

	December 31,		
	2011	2010	2009
Balance at beginning of the year	$ 2,563	$ 592	$ 427
Additions based on tax positions related to the current year	24	79	32
Additions for tax positions of prior years	210	1,912	177
Reductions for tax positions of prior years	—	—	—
Reductions for lapse of statute of limitations	(1,665)	(20)	(44)
Settlements	—	—	—
Balance at end of the year	$ 1,132	$ 2,563	$ 592

The Company files income tax returns in US federal, state, and foreign jurisdictions. With few exceptions, the Company is no longer subject to tax examinations in major tax jurisdictions for periods prior to 2008. The Company's unrecognized tax benefit liability would affect the Company's effective tax rate if recognized, except for $0.4 million, $1.2 million, and $0.2 million of tax credits that would be available to offset this liability at December 31, 2011, 2010, and 2009, respectively. Interest and penalties recognized related to uncertain tax positions amounted to $0.2 million, $0.5 million, and $0.2 million in 2011, 2010, and 2009, respectively. Total accrued interest and penalties at December 31, 2011 and 2010 was $0.7 million and $0.9 million, respectively, and was included in accrued expenses. The Company elects to classify accrued interest and penalties related to the unrecognized tax benefits in its income tax provision.

Note 19. Employee Benefit Plans

Defined contribution 401(k) plan

The Company sponsors a defined contribution 401(k) plan (the "Plan"). Pursuant to the Plan, all employees who have reached the age of 21 are eligible to participate. The Company provides a discretionary contribution equal to 50% of an employee's contribution up to a maximum of 6% of base salary. The Company's matching contribution is subject to a four-year vesting schedule of 25% per year beginning one year from the employee's date of hire, and an employee must be employed by the Company on the last day of a Plan year in order to vest in the Company's contribution for that year. Company contributions to the Plan were $3.8 million, $2.9 million, and $3.1 million in 2011, 2010, and 2009, respectively.

Employee stock purchase plan

The Company sponsors an employee stock purchase plan (the "ESPP") for all eligible employees. Under the ESPP, employees authorize payroll deductions from 1% to 10% of their eligible compensation to purchase shares of the Company's common stock. The total shares of the Company's common stock authorized for issuance under the ESPP is 1,050,000. Under the plan, shares of the Company's common stock may be purchased over an offering period, typically three months, at 85% of the lower of the fair market value on the first or last day of the applicable offering period. In 2011, 2010, and 2009, the Company issued 16,970 shares, 21,668 shares, and 48,448 shares of common stock, respectively, under the ESPP. At December 31, 2011, approximately 733,000 shares were available for issuance.

Deferred compensation plan

The Company has a Deferred Compensation Plan (the "Deferred Compensation Plan") for certain employees and members of the Board of Directors to provide an opportunity to defer compensation on a pre-tax basis. The Deferred Compensation Plan provides for deferred amounts to be credited with investment returns based on investment options selected by participants from alternatives designated from time to time by the plan administrative committee. The Company invests funds sufficient to pay the deferred compensation liabilities in mutual fund investments through insurance contracts in a Rabbi Trust to match the investment options made by participants. These investments are considered trading securities, carried at fair value, and included in Other assets on the consolidated balance sheets. (Losses) earnings associated with the Deferred Compensation Plan's assets were $(0.5) million, $1.7 million, and $2.7 million in 2011, 2010, and 2009, respectively, and are included in Other income, net while offsetting changes in individual participant account balances are recorded as compensation expense in the consolidated statements of income.

The Deferred Compensation Plan also allows the Company to make discretionary contributions at any time based on individual or overall Company performance, which may be subject to a different vesting schedule than elective deferrals, and provides that the Company will make up any 401(k) plan match that is not credited to the participant's 401(k) account due to his or her participation in the Deferred Compensation Plan. The Company did not make any discretionary contributions to the Deferred Compensation Plan in 2011, 2010, and 2009.

Note 20. Commitments and Contingencies

Operating leases

The Company leases office facilities that expire on various dates through 2028. Generally, the leases carry renewal provisions and rental escalations and require the Company to pay executory costs such as taxes and insurance.

In May 2010, the Company amended and restated the sublease agreement entered into in June 2009 with a third party to exercise the extension clause contained in the original sublease from October 2021 through January 2028, which terminates with the Company's existing lease in January 2028. The Company also sublet additional space from November 2011 through January 2028 and from October 2014 through January 2028. The amended and restated sublease also contains an expansion option for additional square footage, which may be exercised at the subtenant's discretion, from October 2014 through January 2028. The subtenant will be required to pay its pro rata portion of any increases in building operating expenses and real estate taxes.

Future minimum rental payments under non-cancelable operating leases and future minimum receipts under subleases, excluding executory costs, are as follows at December 31, 2011:

Payments Due and Sublease Receipts by Period (In Thousands) at December 31, 2011

	Total	YE 2012	YE 2013	YE 2014	YE 2015	YE 2016	Thereafter
Operating lease obligations	$ 575,082	$ 36,338	$ 36,571	$ 36,335	$ 36,865	$ 37,518	$ 391,455
Subleases receipts	269,819	14,003	14,310	13,383	14,954	15,328	197,841
Total net lease obligations	$ 305,263	$ 22,335	$ 22,261	$ 22,952	$ 21,911	$ 22,190	$ 193,614

Rent expense, net of sublease income, was $22.2 million, $25.2 million, and $30.2 million in 2011, 2010, and 2009, respectively.

Other

At December 31, 2011, the Company had outstanding letters of credit totaling $7.2 million to provide security deposits for certain office space leases. The letters of credit expire in the period from January 2012 through September 2012, but will automatically extend for another year from their expiration dates unless the Company terminates them. To date, no amounts have been drawn on these agreements.

From time to time, the Company is subject to litigation related to normal business operations. The Company vigorously defends itself in litigation and is not currently a party to, and the Company's property is not subject to, any legal proceedings likely to materially affect the Company's operating results.

The Company continues to evaluate potential tax exposure relating to sales and use, payroll, income and property tax laws, and regulations for various states in which the Company sells or supports its goods and services. Accruals for potential contingencies are recorded by the Company when it is probable that a liability has been incurred, and the liability can be reasonably estimated. As additional information becomes available, changes in the estimates of the liability are reported in the period that those changes occur. The Company accrued a liability of $3.0 million at December 31, 2011 and 2010 relating to certain sales and use tax regulations for states in which the Company sells or supports its goods and services.

Note 21. Segments and Geographic Areas

Operating segments are components of an enterprise about which separate financial information is available and regularly evaluated by the chief operating decision maker of an enterprise. Operating results for certain operating segments do not meet the quantitative thresholds individually or in the aggregate for separate disclosure; thus, the Company has one reportable segment.

The Company has net sales and long-lived assets, consisting of property, plant and equipment, goodwill and intangible assets, net of accumulated depreciation and amortization, in the following geographic areas (in thousands):

	United States (1)	Europe	Other Countries	Total
2011				
Revenues	$ 326,864	$ 71,916	$ 85,883	$ 484,663
Long-lived assets	102,550	13,424	8,080	124,054
2010				
Revenues	$ 290,905	$ 69,755	$ 71,771	$ 432,431
Long-lived assets	112,366	4,876	8,992	126,234
2009				
Revenues	$ 287,650	$ 77,573	$ 71,339	$ 436,562
Long-lived assets	112,932	5,843	10,062	128,837

(1) Excludes Toolbox.com revenues of $5.3 million, $6.5 million, and $6.3 million in 2011, 2010, and 2009, respectively, classified as discontinued operations.

Note 22. Quarterly Financial Data (Unaudited)

Unaudited summarized quarterly financial data is as follows (in thousands, except per-share amounts):

	2011 Quarter Ended			
	March 31	June 30	September 30	December 31
Revenues	$ 113,623	$ 117,482	$ 121,607	$ 131,951
Total costs and expenses	94,746	98,774	96,096	98,562
Operating profit	18,877	18,708	25,511	33,389
Income from continuing operations before provision for income taxes	20,382	19,031	22,967	33,928
Income from continuing operations	12,060	10,956	14,558	19,873
Loss from discontinued operations, net of provision for income taxes	(706)	(612)	(552)	(2,923)
Net income	$ 11,354	$ 10,344	$ 14,006	$ 16,950
Basic earnings (loss) per share	$ 0.33	$ 0.30	$ 0.41	$ 0.51
Continuing operations	0.35	0.32	0.43	0.60
Discontinued operations	$ (0.02)	$ (0.02)	$ (0.02)	$ (0.09)
Diluted earnings (loss) per share	$ 0.33	$ 0.30	$ 0.41	$ 0.50
Continuing operations	0.35	0.31	0.42	0.59
Discontinued operations	$ (0.02)	$ (0.02)	$ (0.02)	$ (0.09)

	2010 Quarter Ended			
	March 31	June 30	September 30	December 31
Revenues	$ 98,365	$ 107,942	$ 110,646	$ 115,479
Total costs and expenses	76,727	86,688	88,610	97,432
Operating profit	21,638	21,254	22,036	18,047
Income from continuing operations before provision for income taxes	21,180	20,465	25,161	19,309
Income from continuing operations	12,536	12,015	16,080	11,469
Loss from discontinued operations, net of provision for income taxes	(903)	(1,035)	(9,091)	(708)
Net income	$ 11,633	$ 10,980	$ 6,989	$ 10,761
Basic earnings (loss) per share	$ 0.34	$ 0.32	$ 0.20	$ 0.31
Continuing operations	0.37	0.35	0.47	0.33
Discontinued operations	$ (0.03)	$ (0.03)	$ (0.27)	$ (0.02)
Diluted earnings (loss) per share	$ 0.34	$ 0.32	$ 0.20	$ 0.31
Continuing operations	0.36	0.35	0.47	0.33
Discontinued operations	$ (0.03)	$ (0.03)	$ (0.26)	$ (0.02)

REPORT OF MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States and include amounts based on management's estimates and judgments.

Management also is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based upon the evaluation under this framework, management concluded with reasonable assurance that our internal control over financial reporting was effective as of December 31, 2011.

Our control environment is the foundation for our system of internal control over financial reporting and is reflected in our Code of Conduct for Officers, Directors and Employees. It sets the tone of our organization and includes factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures that are reviewed, modified and improved as changes occur in business conditions and operations.

The Audit Committee of the Board of Directors, which is comprised solely of outside directors, meets periodically with members of management and the independent auditors to review and discuss internal control over financial reporting and accounting and financial reporting matters. The independent registered public accounting firm reports to the Audit Committee and accordingly has full and free access to the Audit Committee at any time.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP, the independent registered public accounting firm that audited our financial statements included in this Annual Report, has issued an attestation report on the effectiveness of our internal controls over financial reporting as of December 31, 2011.

Thomas L. Monahan III
Chief Executive Officer
February 29, 2012

Richard S. Lindahl
Chief Financial Officer
February 29, 2012

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, REGARDING INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Stockholders of
The Corporate Executive Board Company

We have audited The Corporate Executive Board Company's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Corporate Executive Board Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Corporate Executive Board Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Corporate Executive Board Company and subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011 of The Corporate Executive Board Company and subsidiaries, and our report dated February 29, 2012 expressed an unqualified opinion thereon

Ernst + Young LLP

Baltimore, Maryland
February 29, 2012

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Stockholders of
The Corporate Executive Board Company

We have audited the accompanying consolidated balance sheets of The Corporate Executive Board Company and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Corporate Executive Board Company and subsidiaries at December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with US generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Corporate Executive Board Company's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2012 expressed an unqualified opinion thereon.

Ernst + Young LLP

Baltimore, Maryland
February 29, 2012

Stock Sales Prices per Share

The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock.

2011	HIGH	LOW	DIVIDENDS
First Quarter	$ 41.56	$ 35.97	$ 0.15
Second Quarter	45.24	37.73	0.15
Third Quarter	45.79	28.08	0.15
Fourth Quarter	39.78	27.90	0.15
2010			
First Quarter	$ 28.65	$ 19.58	$ 0.11
Second Quarter	33.50	26.17	0.11
Third Quarter	33.49	24.94	0.11
Fourth Quarter	39.22	29.66	0.11

Stock Performance Graph

The graph below compares the cumulative total stockholder return on the Company's common stock for the past five years through December 31, 2011, with the cumulative total return on the S&P North American Technology Services Index (formerly, the GSTI Services Index and before that, the Goldman Sachs Services Index), the NASDAQ Global Select Market Composite Index (formerly, the NASDAQ National Market Composite Index), and the NYSE Composite Index for the same period. The Company transferred the listing of its common stock from NASDAQ Stock Market LLC to the New York Stock Exchange in August 2010. The graph assumes that $100 was invested in the Company's common stock and in each of the other indexes on December 31, 2006, and that any dividends were reinvested. The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of the Company's common stock.


$160
$120
$80
$40
$0
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010
12/31/2011
The Corporate Executive Board Company
S&P North American Technology Services Index¹
NASDAQ Global Select Market Composite Index
NYSE Compsite Index

[1] In February 2007, the Goldman Sachs Services Index (index identifier: GSV), which CEB has presented in this stock performance graph in 2006 and prior years, was acquired by Standard and Poor's from the Goldman Sachs Group. The index was listed as the S&P GSTI Services Index from February 2007 until March 2008, when Standard and Poor's renamed the index the S&P North American Technology Services Index (index identifier: SPGSTISV).

Companies included in the S&P North American Technology Services Index as of December 31, 2011, were: Accenture plc, Acxiom Corporation, Alliance Data Systems Corporation, Automatic Data Processing, Inc., Broadridge Financial Solutions, Inc., CACI International Inc, Cognizant Technology Solutions Corp., Computer Sciences Corp., Convergys Corp., CoreLogic, Inc., DST Systems, Inc., Euronet Worldwide, Inc., Fidelity National Information Services, Inc., Fiserv, Inc., Gartner, Inc., Genpact Limited, Global Payments Inc., Jack Henry & Associates, Inc., iGATE Corporation, International Business Machines Corporation, Lender Processing Services, Inc., MAXIMUS, Inc., ManTech International Corporation, MasterCard Incorporated, Neustar, Inc., Paychex, Inc., SAIC, Inc., SRA International, Inc., Sapient Corporation, Syntel, Inc., TeleTech Holdings, Inc., Teradata Corporation, Total System Services, Inc., Unisys Corporation, VeriFone Systems, Inc., Visa Inc., The Western Union Company and Wright Express Corporation.

Executive Officers and Directors

(As of 27 April 2012)

Thomas L. Monahan III
Chairman and Chief Executive Officer

Melody L. Jones
Chief Administrative Officer

Richard S. Lindahl
Chief Financial Officer

Stephen J. Meyer
Chief Commercial Officer and General Manager

Gregor S. Bailar
Director; Former Chief Information Officer, Capital One Financial Corporation

Stephen M. Carter
Director; Chief Executive Officer and President, Superior Essex, Inc.

Gordon J. Coburn
Director; President, Cognizant Technology Solutions Corporation

L. Kevin Cox
Director; Executive Vice President of Human Resources, American Express Company

Nancy J. Karch
Director; Director Emeritus, McKinsey & Company

Daniel O. Leemon
Director; Retired Executive Vice President and Chief Strategy Officer, Charles Schwab Corporation

Jeffrey R. Tarr
Director; Chief Executive Officer and President, DigitalGlobe, Inc.

Corporate Information

Form 10-K/Investor Contact
A copy of the Company's 2011 Annual Report on Form 10-K (without exhibits) is available from the Company at no charge. Requests for the Annual Report on Form 10-K and other investor contacts should be directed to Richard S. Lindahl, Chief Financial Officer, at the Company's corporate office.

Common Stock and Dividend Information
The common stock of The Corporate Executive Board Company is traded on the NYSE under the symbol EXBD. Prior to August 2010, our common stock was traded on the NASDAQ under the symbol EXBD since the initial public offering on 23 February 1999. As of 30 March 2012, there were approximately 10,200 holders of the common stock, including 42 stockholders of record. The Company has paid quarterly cash dividends on its common stock since 2004.

Corporate Office
The Corporate Executive Board Company
1919 North Lynn Street
Arlington, VA 22209
+1-571-303-3000
www.executiveboard.com

Registrar and Transfer Agent
Computershare
480 Washington Boulevard
Jersey City, NJ 07310-1900
+1-800-851-9677

Independent Auditors
Ernst & Young LLP
Baltimore, MD

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www.executiveboard.com